Registration No. 333-52689
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                            REGISTERED ON FORM N-8B-2


A.   BMA Variable Life Account A
     (Exact Name of Trust)

B.   Business Men's Assurance Company of America
     (Name of Depositor)

C.   BMA Tower, P.O. Box 412879
     Kansas City, MO 84141
     (Complete address of depositor's principal executive offices)

D.   Name and complete address of agent for service:

         David A. Gates
         Business Men's Assurance Company of America
         700 Karnes Blvd.
         Kansas City, Missouri 64108
         (800) 423-9398

     Copies to:

      Judith A. Hasenauer
      Blazzard, Grodd & Hasenauer, P.C.
      P.O. Box 5108
      Westport, CT 06881
      (203) 226-7866

E. Flexible Premium Adjustable Variable Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

     Continuous offering

G.   Amount of Filing Fee: Not Applicable

H. Approximate date of proposed public offering:
         As soon as practicable after the effective date of this filing.

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The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                              EXPLANATORY NOTE

This Registration Statement contains 43 portfolios of the various underlying investment options. Two versions (Version A and Version B) of the Prospectus will be created from this Registration Statement. The only differences between the two versions are the underlying investment options and the illustrations of policy values. One version will contain 17 portfolios (Version A) and the other version will contain 43 portfolios (Version B). The distribution system for each version of the Prospectus will be different. There are Co-Principal Underwriters of the Policy; each of whom will distribute a different version of the Prospectus. The Prospectus contained in this Registration Statement contains two sets of illustrations - one for Version A of the Prospectus and the other for Version B. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.
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                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item                Caption in Prospectus
-----------                ---------------------
1                          The Variable Insurance Policy

2                          Other Information; The Company

3                          Not Applicable

4                          Other Information

5                          The Separate Account

6(a)                       Not Applicable
 (b)                       Not Applicable

7                          Not Applicable

8                          Not Applicable

9                          Legal Proceedings

10                         Purchases

11                         Investment Options

12                         Investment Options

13                         Expenses

14                         Purchases

15                         Purchases

16                         Investment Options

17                         Access to Your Money

18                         Access to Your Money

19                         Reports to Owners

20                         Not Applicable

21                         Access to Your Money

22                         Not Applicable

23                         Not Applicable

24                         Not Applicable

25                         The Company

26                         Expenses

27                         The Company

28                         The Company

29                         The Company

30                         The Company

31                         Not Applicable

32                         Not Applicable

33                         Not Applicable

34                         Not Applicable

35                         BMA; Other Information

36                         Not Applicable

37                         Not Applicable

38                         Other Information

39                         Other Information

40                         Not Applicable

41                         Not Applicable

42                         Not Applicable

43                         Not Applicable

44                         Purchases

45                         Other Information

46                         Access to Your Money

47                         Not Applicable

48                         Not Applicable

49                         Not Applicable

50                         Not Applicable

51                         The Company; Purchases

52                         Investment Options

53                         The Separate Account

54                         Not Applicable

55                         Not Applicable

56                         Not Applicable

57                         Not Applicable

58                         Not Applicable

59                         Financial Statements




           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY

                           BMA VARIABLE LIFE ACCOUNT A

                                       AND

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

This  Prospectus   describes  the  Flexible  Premium  Adjustable  Variable  Life
Insurance Policy (Policy) offered by Business Men's Assurance Company of America
(BMA).

The Policy has been designed to be used to create or conserve one's estate, retirement planning and other insurance needs of individuals and businesses.

The Policy has 44 investment choices - A Fixed Account and 43 Investment Options listed below. The 43 Investment Options are part of Investors Mark Series Fund, Inc.; Berger Institutional Products Trust; Conseco Series Trust; The Alger American Fund; American Century Variable Portfolios, Inc.; The Dreyfus Socially Responsible Growth Fund, Inc.; Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund; Federated Insurance Series; INVESCO Variable Investment Funds, Inc.; Lazard Retirement Series, Inc.; Neuberger & Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; and Van Eck Worldwide Insurance Trust. When You buy a Policy, to the extent You have selected the Investment Options, You bear the complete investment risk. Your Accumulation Value and, under certain circumstances, the Death Benefit under the Policy may increase or decrease or the duration of the Policy may vary depending on the investment experience of the Investment Option(s) You select. You can put Your money in the Fixed Account and/or any of the following Investment Options:

INVESTORS MARK SERIES FUND, INC.

MANAGED BY STANDISH, AYER & WOOD, INC.

         Intermediate Fixed Income
         Mid Cap Equity
         Money Market

MANAGED BY STANDISH INTERNATIONAL MANAGEMENT COMPANY, L.P.

         Global Fixed Income

MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

         Small Cap Equity
         Large Cap Growth

MANAGED BY DAVID L. BABSON & CO. INC.

         Large Cap Value

MANAGED BY LORD, ABBETT & CO.

         Growth & Income

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

         Balanced

BERGER INSTITUTIONAL PRODUCTS TRUST

MANAGED BY BERGER ASSOCIATES

         Berger IPT--100
         Berger IPT--Growth and Income
         Berger IPT--Small Company Growth

MANAGED BY BBOI WORLDWIDE LLC

         Berger/BIAM IPT - International

CONSECO SERIES TRUST

MANAGED BY CONSECO CAPITAL MANAGEMENT, INC.

      Asset Allocation
      Common Stock
      Corporate Bond
      Government Securities


THE ALGER AMERICAN FUND

MANAGED BY FRED ALGER MANAGEMENT, INC.

      Alger American Growth
      Alger American Leveraged AllCap
      Alger American MidCap Growth
      Alger American Small Capitalization

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.


MANAGED BY AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.

      VP Income & Growth
      VP International
      VP Value

THE DREYFUS SOCIALLY RESPONSIBLE
GROWTH FUND, INC.

MANAGED BY THE DREYFUS CORPORATION

DREYFUS STOCK INDEX FUND

MANAGED BY THE DREYFUS CORPORATION

DREYFUS VARIABLE INVESTMENT FUND

MANAGED BY THE DREYFUS CORPORATION

       Disciplined Stock
       International Value

FEDERATED INSURANCE SERIES

MANAGED BY FEDERATED ADVISERS

       Federated High Income Bond II
       Federated International Equity II
       Federated Utility II

INVESCO VARIABLE INVESTMENT FUNDS, INC.

MANAGED BY INVESCO FUNDS GROUP, INC.

       INVESCO VIF - High Yield
       INVESCO VIF - Industrial Income

LAZARD RETIREMENT SERIES, INC.

MANAGED BY LAZARD ASSET MANAGEMENT

       Lazard Retirement Equity
       Lazard Retirement Small Cap

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

MANAGED BY NEUBERGER & BERMAN MANAGEMENT INCORPORATED

       Limited Maturity Bond
       Partners

STRONG OPPORTUNITY FUND II, INC.

MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

       Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.

MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

       Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST

MANAGED BY VAN ECK ASSOCIATES CORPORATION

       Worldwide Bond
       Worldwide Emerging Markets
       Worldwide Hard Assets
       Worldwide Real Estate


Please read this Prospectus before investing and keep it on file for future reference. It contains important information about the BMA Flexible Premium Adjustable Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

THE POLICY DESCRIBED HEREIN IS NOT A DEPOSIT OF, OR GUARANTEED BY ANY BANK, NOR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND IS SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITY COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

DATE:


                                TABLE OF CONTENTS

DEFINITIONS..........................................................5

SUMMARY  ............................................................8
         1.  THE VARIABLE LIFE INSURANCE POLICY......................8
         2.  PURCHASES...............................................8
         3.  INVESTMENT CHOICES......................................9
         4.  EXPENSES................................................9
         5.  DEATH BENEFIT..........................................10
         6.  TAXES..................................................11
         7.  ACCESS TO YOUR MONEY...................................11
         8.  OTHER INFORMATION......................................11
         9.  INQUIRIES..............................................13

PART I   ...........................................................14
         1.  THE VARIABLE LIFE INSURANCE POLICY.....................14

         2.  PURCHASES..............................................14
                  PREMIUMS .........................................14
                  WAIVER OF PLANNED PREMIUMS........................15
                  APPLICATION FOR A POLICY..........................15
                  ISSUE AGES........................................15
                  APPLICATION OF PREMIUMS...........................16
                  GRACE PERIOD......................................16
                  ACCUMULATION UNIT VALUES..........................17
                  RIGHT TO REFUND...................................18
                  EXCHANGE OF A POLICY FOR A BMA POLICY.............18

         3.  INVESTMENT CHOICES.....................................18
                  TRANSFERS.........................................19
                  DOLLAR COST AVERAGING.............................20
                  ASSET REBALANCING OPTION..........................21
                  ASSET ALLOCATION OPTION...........................21
                  SUBSTITUTION......................................22

         4.  EXPENSES...............................................22
                  PREMIUM CHARGE....................................22
                  MONTHLY DEDUCTION.................................22
                  SURRENDER CHARGE..................................24
                  PARTIAL SURRENDER FEE.............................24
                  WAIVER OF SURRENDER CHARGES.......................24
                  TRANSFER FEE......................................25
                  TAXES    .........................................25
                  INVESTMENT OPTION EXPENSES........................25

         5.  DEATH BENEFIT..........................................26
                  CHANGE IN DEATH BENEFIT OPTION....................28
                  CHANGE IN SPECIFIED AMOUNT........................29
                  GUARANTEED MINIMUM DEATH BENEFIT..................30
                  ACCELERATED DEATH BENEFIT.........................30

         6.  TAXES..................................................31
                  LIFE INSURANCE IN GENERAL.........................31
                  TAKING MONEY OUT OF YOUR POLICY...................31
                  DIVERSIFICATION...................................32

         7.  ACCESS TO YOUR MONEY...................................32
                  LOANS    .........................................32
                  SURRENDERS........................................33

         8.  OTHER INFORMATION......................................34
                  BMA      .........................................34
                  THE SEPARATE ACCOUNT..............................34
                  DISTRIBUTORS......................................35
                  ADMINISTRATION....................................35
                  SUSPENSION OF PAYMENTS OR TRANSFERS...............35
                  OWNERSHIP.........................................35

PART II  ...........................................................36
                  EXECUTIVE OFFICERS AND DIRECTORS OF BMA...........36
                  OFFICERS AND DIRECTORS OF JONES & BABSON, INC.....52
                  OFFICERS AND DIRECTORS OF CONSECO EQUITY
                    SALES, INC......................................52
                  VOTING   .........................................37
                  LEGAL OPINIONS....................................38
                  REDUCTION OR ELIMINATION OF SURRENDER CHARGE......38
                  NET AMOUNT AT RISK................................39
                  MATURITY DATE.....................................39
                  MISSTATEMENT OF AGE OR SEX........................40
                  OUR RIGHT TO CONTEST..............................40
                  PAYMENT OPTIONS...................................40
                  FEDERAL TAX STATUS................................40
                  REPORTS TO OWNERS.................................44
                  LEGAL PROCEEDINGS.................................45
                  EXPERTS  .........................................45
                  FINANCIAL STATEMENTS..............................45

APPENDIX A..........................................................46



                                   DEFINITIONS

ACCUMULATION VALUE: The sum of Your Policy values in the Subaccounts, the Fixed Account and the Loan Account.

ACCUMULATION UNIT: A unit of measure used to calculate Your Accumulation Value in the Subaccounts.

AGE: Issue Age is age nearest birthday on the Policy Date. Attained Age is the Issue Age plus the number of completed Policy Years.

AUTHORIZED REQUEST: A request, in a form satisfactory to Us, which is received by the BMA Service Center.

BENEFICIARY: The person named in the application or at a later date to receive the Death Proceeds of the Policy or any rider(s).

BMA SERVICE CENTER: The office indicated in the Summary to which notices, requests and Premiums must be sent. All sums payable to Us under the Policy are payable only at the BMA Service Center.

BUSINESS DAY: Each day that the New York Stock Exchange is open for business. The Separate Account will be valued each Business Day.

CASH SURRENDER VALUE: The Accumulation Value less the surrender charge, if any, that applies if the Policy is surrendered in full and less any Indebtedness.

COMPANY:  Business Men's Assurance Company of America (BMA).

DEATH BENEFIT: The amount used to determine the Death Proceeds payable upon the death of the Primary Insured. The Death Benefit can be either Level or Adjustable.

DEATH PROCEEDS: Equal the Death Benefit as of the date of the Primary Insured's death, less any Indebtedness.

FIXED ACCOUNT: A portion of the General Account into which You can allocate Net Premiums or transfer Accumulation Values. It does not share in the investment experience of any Subaccount of the Separate Account.

GENERAL ACCOUNT: Our general investment account which contains all of Our assets with the exception of the Separate Account and other segregated asset accounts.

GRACE PERIOD: The 61 days that follow the date We mail a notice to You for payment if the Cash Surrender Value is not sufficient to cover the Monthly Deduction.

INDEBTEDNESS:  Unpaid Policy loans plus unpaid Policy loan interest.

INITIAL SPECIFIED AMOUNT: The amount of coverage selected by You at the time of application and which will be used to determine the Death Benefit.

INVESTMENT OPTION(S): Those investment options available through the Separate Account.

LOAN ACCOUNT: An account established within Our General Account for any amounts transferred from the Fixed Account and the Separate Account as a result of loans. The Loan Account is credited with interest and is not based on the experience of any Separate Account.

MATURITY DATE: The date the Accumulation Value, less any Indebtedness, becomes payable to You, if the Primary Insured is then living.

MINIMUM SPECIFIED AMOUNT: The smallest Specified Amount the Policy may have is the greater of $50,000, and the Specified Amount a $300 no-lapse annual premium, excluding amounts for riders and Special Rate Classes, will purchase.

MONTHLY ANNIVERSARY DAY: The same day of each month as the Policy Date for each succeeding month the Policy remains in force. If the Monthly Anniversary falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

MONTHLY DEDUCTION: On the Policy Date and each Monthly Anniversary Day thereafter We deduct certain charges from Your Policy.

NET PREMIUM: We deduct a Premium Charge from each Premium paid. The Net Premium is the Premium paid less the Premium Charge.

OWNER: The person entitled to all the ownership rights under the Policy. If Joint Owners are named, all references to You or Owner shall mean Joint Owner.

POLICY ANNIVERSARY: The same month and day as the Policy Date for each succeeding year the Policy remains in force.

POLICY DATE: The date by which Policy months, years and anniversaries are measured.

POLICY MONTH: The one month period from the Policy Date to the same date of the next month, or from one Monthly Anniversary Day to the next.

POLICY YEAR: The one year period from the Policy Date to the first Policy Anniversary or from one Policy Anniversary to the next.

PREMIUM: A payment You make towards the Policy and that does not re-pay any Indebtedness.

PRIMARY INSURED:  The person whose life is insured under the Policy.

RATE CLASS: This is anything that would affect the level of Your Premium, such as health status and tobacco use.

REINSTATEMENT: To restore coverage after the Policy has terminated.

SEPARATE ACCOUNT: A segregated asset account maintained by Us in which a portion of Our assets has been allocated for this and certain other policies.

SPECIFIED AMOUNT: The Initial Specified Amount plus each increase to the Specified Amount and less each decrease to the Specified Amount.

UNDERWRITING PROCESS: The underwriting process begins the day We receive Your application at the Service Center and ends the day We receive and approve all required documents, including the initial Premium, necessary to put the Policy in force.

US, WE, OUR:  Business Men's Assurance Company of America.

YOU, YOUR, YOURS:  The Owner of the Policy.



                                     SUMMARY

The Prospectus is divided into three sections: Summary, Part I and Part II. The sections in this Summary correspond to sections in Part I of this Prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1.  THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy offered by BMA is a contract between You, the Owner, and BMA, an insurance company.

The Policy provides for the payment of the Death Proceeds to Your selected Beneficiary upon the death of the Primary Insured which should be excludable from the gross income of the Beneficiary. The Policy can be used to create or conserve one's estate or to save for retirement. The Policy can also be used for certain business purposes, such as keyman insurance. The Primary Insured is the person whose life is insured under the Policy. The Primary Insured can be the same person as the Owner but does not have to be.

Under the Policy, You may, subject to certain limitations, make Premium payments, in any amount and at any frequency. The Policy provides an
Accumulation Value, surrender rights, loan privileges and other features traditionally associated with life insurance.

The Policy has a no-lapse guarantee in the first five years providing the No-Lapse Monthly Minimum Premiums are paid. After this period, the Policy can lapse (terminate without value) when the Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period of 61 days has expired without an adequate payment being made.

2.  PURCHASES

You can buy the Policy by completing the proper forms. Your registered representative can help You. The minimum initial Premium We will accept will be computed for You with respect to the Specified Amount You have requested. We will also compute the No-Lapse Monthly Minimum Premium. In some circumstances We may contact You for additional information regarding the Primary Insured and may require the Primary Insured to provide Us with medical records, physician's statement or a complete paramedical examination.

The Policy is a flexible premium policy and unlike traditional insurance policies, there is no fixed schedule for Premium payments after the initial Premium. Although You may establish a schedule of Premium payments (Planned Premium), failure to make the Planned Premium payments will not necessarily cause the Policy to lapse nor will making the Planned Premium guarantee that a Policy will remain in force until maturity. Under most circumstances it is anticipated that You will need to make additional Premium payments, after the initial Premium, to keep the Policy in force.

3.  INVESTMENT CHOICES

You can put Your money in the Fixed Account or in any or all of these Investment Options which are described in the prospectuses for the funds:

INVESTORS MARK SERIES FUND, INC.

MANAGED BY STANDISH, AYER & WOOD, INC.

         Intermediate Fixed Income
         Mid Cap Equity
         Money Market

MANAGED BY STANDISH INTERNATIONAL MANAGEMENT COMPANY, L.P.

         Global Fixed Income

MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

         Small Cap Equity
         Large Cap Growth

MANAGED BY DAVID L. BABSON & CO. INC.

         Large Cap Value

MANAGED BY LORD, ABBETT & CO.

         Growth & Income

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

         Balanced

BERGER INSTITUTIONAL PRODUCTS TRUST

MANAGED BY BERGER ASSOCIATES

         Berger IPT - 100
         Berger IPT - Growth and Income
         Berger IPT - Small Company Growth

MANAGED BY BBOI WORLDWIDE LLC

         Berger/BIAM IPT - International

CONSECO SERIES TRUST

MANAGED BY CONSECO CAPITAL MANAGEMENT, INC.

      Asset Allocation
      Common Stock
      Corporate Bond
      Government Securities

THE ALGER AMERICAN FUND

MANAGED BY FRED ALGER MANAGEMENT, INC.

      Alger American Growth
      Alger American Leveraged AllCap
      Alger American MidCap Growth
      Alger American Small Capitalization

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

MANAGED BY AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.

      VP Income & Growth
      VP International
      VP Value

THE DREYFUS SOCIALLY RESPONSIBLE
GROWTH FUND, INC.

MANAGED BY THE DREYFUS CORPORATION

DREYFUS STOCK INDEX FUND

MANAGED BY THE DREYFUS CORPORATION

DREYFUS VARIABLE INVESTMENT FUND

MANAGED BY THE DREYFUS CORPORATION

       Disciplined Stock
       International Value

FEDERATED INSURANCE SERIES

MANAGED BY FEDERATED ADVISERS

       Federated High Income Bond II
       Federated International Equity II
       Federated Utility II

INVESCO VARIABLE INVESTMENT FUNDS, INC.

MANAGED BY INVESCO FUNDS GROUP, INC.

       INVESCO VIF - High Yield
       INVESCO VIF - Industrial Income

LAZARD RETIREMENT SERIES, INC.

MANAGED BY LAZARD ASSET MANAGEMENT

       Lazard Retirement Equity
       Lazard Retirement Small Cap

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

MANAGED BY NEUBERGER & BERMAN MANAGEMENT INCORPORATED

       Limited Maturity Bond
       Partners

STRONG OPPORTUNITY FUND II, INC.

MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

       Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.

MANAGED BY STRONG CAPITAL MANAGEMENT, INC.

       Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST

MANAGED BY VAN ECK ASSOCIATES CORPORATION

       Worldwide Bond
       Worldwide Emerging Markets
       Worldwide Hard Assets
       Worldwide Real Estate


4.  EXPENSES

The Policy has both insurance and investment features, and there are costs related to each that reduce the return on Your investment.

We deduct a Premium Charge from each Premium payment made. The Premium Charge is as follows:

Policy Years 1-10:                               5.5% of all Premiums.

Policy Years 11 and later:                       4.0% of all Premiums.


We deduct a Policy Charge each month from the unloaned Accumulation Value of the Policy. The Policy Charge is as follows:

Policy Year 1:                                 $25 each month

Policy Years 2 and later:                      Currently, $5 each month.  This
                                               charge is not guaranteed and
                                               may be increased but it will not
                                               exceed $10.

We deduct a Risk Charge each month from the unloaned Accumulation Value of the Policy. The Risk Charge is calculated as follows:

Policy Years 1-10:                               Each month, .80%, on an annual
                                                 basis, of the Accumulation
                                                 Value in the Separate Account.

Policy Years 11 and later:                       Each month, .40%, on an annual
                                                 basis, of the Accumulation
                                                 Value in the Separate Account.


Each month We will make a deduction from the unloaned Accumulation Value of the Policy for the cost of insurance. This charge will depend upon the Specified Amount, Your Accumulation Value, and the sex, age and Rate Class of the Primary Insured. We may also charge for any riders attached to the Policy. The maximum deduction that will be made for cost of insurance is 83.33333 per $1,000 net amount at risk. This is the rate at attained age 98. Therefore, this is most likely not the rate You will be charged. Maximum rates vary by sex, tobacco use and attained age and range from 0.08420 to 83.33333 per $1,000 net amount at risk. See "Expenses - Monthly Deduction - Cost of Insurance" in Part I for more information.

There are also daily investment charges which apply to the average daily value of the Investment Options. These charges are deducted from the Investment Options and range on an annual basis from .45% to 1.50%, depending on the Investment Option.

If You take out more than the Free Partial Surrender Percentage, We may assess a surrender charge which depends upon Your Initial Specified Amount, the year of surrender, issue Age, sex and Rate Class. The maximum surrender charge that will be deducted is 44.56 per $1,000 specified amount. The maximum varies by issue age, sex and tobacco use and ranges from 5.40 to 44.56 per $1,000. See "Expenses
- Surrender Charge" in Part I for more information. The surrender charge for total surrenders is level for the first four Policy Years then grades down each month beginning in the fifth Policy Year and is zero at the end of Policy Year ten. Your Policy is issued with a surrender charge schedule which shows the surrender charge at the end of the Policy Year. The surrender charge is level for the first four Policy Years. Beginning in the fifth Policy Year, the surrender charge reduces each Policy Month by linearly interpolating the prior and current years' end of year surrender charges. The interpolation is based on the number of completed Policy Months for the current Policy Year. The charge is not affected by Special Rate Classes nor by the addition of riders. When You make a partial surrender, We assess a pro-rata portion of the surrender charge. In the event that You increase Your Specified Amount, a new surrender charge will be imposed on the increased amount. The surrender and partial surrender charges are deducted from the unloaned Accumulation Value of the Policy. The partial surrender charge is deducted pro-rata from the Investment Option(s) and/or the Fixed Account from which the withdrawal is made.

There is a partial surrender fee of $25 assessed for any partial surrender in addition to any surrender charge that may be assessed. The partial surrender fee is deducted from the unloaned Accumulation Value of the Policy. The partial surrender fee is deducted pro-rata from the Investment Option(s) and/or Fixed Account from which the withdrawal is made. The Free Partial Surrender Percentage is excluded from these charges.

Each transfer after 12 in any Policy Year, unless the transfer is pre-scheduled, will incur a transfer fee of $25. The transfer fee is deducted from the amount transferred.


5.  DEATH BENEFIT

The amount of the Death Benefit depends on the Specified Amount of Your Policy, the Death Benefit option in effect at the time of death and under some circumstances Your Policy's Accumulation Value. There are two Death Benefit options: Level Death Benefit and Adjustable Death Benefit. Under certain circumstances You can change Death Benefit options. You can also change the Specified Amount under certain circumstances.

The actual amount payable to Your Beneficiary is the Death Proceeds which is equal to the Death Benefit less any Indebtedness. At the time of application for a Policy, You designate a Beneficiary who is the person or persons who will receive the Death Proceeds. You can change Your Beneficiary unless You have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

All or part of the Death Proceeds may be paid in a lump sum or applied under one of the Payment Options contained in the Policy.

6.  TAXES

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the Death Proceeds paid under the Policy should be excludable from the gross income of the Beneficiary. Your earnings in the Policy are not taxed until You take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If You are younger than 59 1/2 when You take money out of a MEC, You may also be subject to a 10% federal tax penalty on the earnings withdrawn.

7.  ACCESS TO YOUR MONEY

You can terminate the Policy at any time and We will pay You the Cash Surrender Value. After the first Policy Year, You may surrender a part of the Cash Surrender Value subject to the requirements of the Policy. When You terminate Your Policy or make a partial surrender, a surrender charge (or a portion thereof in the case of a partial surrender) may be assessed. In the case of a partial surrender We assess a Partial Surrender Fee of $25. Once each Policy Year, on a non-cumulative basis, You may make a free partial surrender up to 10% of Your unloaned Accumulation Value.

You can also borrow some of Your Accumulation Value.

8.  OTHER INFORMATION

         FREE LOOK. You can cancel the Policy within ten days after You receive it (or whatever period is required in Your state) and We will refund all Premiums paid less any Indebtedness. Upon completion of the Underwriting Process, We will allocate the initial Net Premium to the Money Market Portfolio for fifteen days (or the Free Look period required in Your state plus five days). After that, We will invest Your Accumulation Value as You requested.

         WHO SHOULD PURCHASE THE POLICY? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their Policies through investment in the Investment Options. The Policy offers the following to individuals:

     o    create or conserve one's estate

     o    supplement retirement income

     o    access to funds through loans and surrenders

The Policy offers the following to businesses:

     o    protection for the business in the event a key employee dies

     o    provide debt protection for business loans

     o create a fund for employee benefits, buy outs and future business needs.

If You currently own a variable life insurance policy on the life of the Primary Insured, You should consider whether the purchase of the Policy is appropriate.

Also, You should carefully consider whether the Policy should be used to replace an existing Policy on the life of an Insured.

Additional Features.

     o You can arrange to have a regular amount of money automatically transferred from the Money Market Portfolio to the Investment Options each month, theoretically giving You a lower average cost per unit over time than a single one time purchase. We call this feature the Dollar Cost Averaging Option.

     o We will automatically readjust Your money between Investment Options periodically to keep the blend You select. We call this feature the Asset Rebalancing Option.

     o If the Primary Insured becomes terminally ill, We will pay You a portion of the Death Benefit. We call this feature the Accelerated Death Benefit Rider.

     o If You pay a certain required Premium, We guarantee that the Policy will not lapse even if Your Accumulation Value is not sufficient to cover the Monthly Deductions. We call this feature the Guaranteed Minimum Death Benefit Rider.

     o If the Primary Insured becomes totally disabled, We will waive the Monthly Deduction, excluding the Risk Charge, or the Planned Premium. This is provided by the Waiver of Monthly Deductions Rider or the Waiver of Planned Premium Rider.

     o We also offer a number of additional riders that are common for universal life policies.

These features and riders may not be available in Your state and may not be suitable for Your particular situation.

9.  INQUIRIES

If You need more information about buying a Policy, please contact Us at:

                  BMA
                  P.O. Box 412879
                  Kansas City, Missouri 64141-2879
                  1-888-262-8131

If You need policy owner service (such as changes in policy information, inquiry into policy values, or to make a loan), please contact Us at our service center:

                  BMA
                  P.O. Box 66793
                  St. Louis, Missouri 63166-6793
                  1-800-423-9398




                                     PART I

1.  THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between You, the Owner, and BMA, an insurance company. The Policy can be used to create or conserve one's estate and retirement planning for individuals. It can also be used for certain business purposes.

The Policy provides for life insurance coverage on the Primary Insured and has Accumulation Values, a Death Benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the Accumulation Value, to the extent invested in the Investment Options, will increase or decrease depending upon the investment experience of those Investment Options. The duration or amount of the Death Benefit may also vary based on the investment performance of the underlying Investment Options. To the extent You allocated Premium or Accumulation Value to the Separate Account, You bear the investment risk. If the Cash Surrender Value is insufficient to pay the Monthly Deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a Death Benefit which will be paid to Your named Beneficiary. When the Primary Insured dies, the Death Proceeds are paid to Your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free Death Proceeds makes this an excellent way to accumulate money You don't think you'll use in Your lifetime and is a tax-efficient way to provide for those You leave behind. If You need access to Your money, You can borrow from the Policy or make a total or partial surrender.

2.  PURCHASES

PREMIUMS

Premiums are the monies You give Us to buy the Policy. The Policy is a Flexible Premium Policy which allows You to make Premium payments in any amount and at any time, subject of course to making sufficient Premium payments to keep the Policy in force. Even though the Policy is flexible, when You apply for coverage You can establish a schedule of Premium payments (Planned Premium). The Planned Premium is selected by You. Thus they will differ from Policy to Policy. You should consult Your Registered Representative about Your Planned Premium.

We guarantee that the Policy will stay in force for the first five years after issue if total Premiums paid are at least as great as:

     1.   the cumulative five year No-Lapse Monthly Minimum Premium; plus

     2.   the total of all partial surrenders made; plus

     3.   indebtedness.

We will establish a No-Lapse Monthly Minimum Premium at the time you apply for coverage which is the smallest level of Planned Premium.

The Policy will remain in force if the Cash Surrender Value is greater than zero regardless of how long it has been in force.

Additional Premiums may be paid at any time. However, We reserve the right to limit the number and amount of additional Premiums. Under some circumstances, We may require evidence that the Primary Insured is still insurable. All Premiums are payable at the BMA Service Center.

WAIVER OF PLANNED PREMIUMS

You can elect to have a Waiver of Planned Premium Rider added to Your Policy. The rider provides for the Planned Premium to be waived by crediting a Premium equal to the monthly waiver benefit on each Monthly Anniversary Day during the Primary Insured's total disability beginning before age 60 and continuing 6 months or more. Premiums paid during the first 6 months of disability are refunded, and subsequent Premiums are waived as long as total disability continues. The monthly waiver benefit to be credited as a Premium to the Policy while benefits are payable under the rider is the Planned Premium at the time the disability begins.

All Monthly Deductions will continue to be made.

If at the end of any Policy Month while benefits are being paid under the rider, the Cash Surrender Value is not sufficient to cover the Monthly Deductions, the credit of the monthly waiver benefit will cease, and the Monthly Deductions will be waived as long as total disability continues.

You should consult the rider for the terms and conditions. The rider is available as an alternative to the Waiver of Monthly Deductions. You can select either the Waiver of Monthly Deduction Rider or the Waiver of Planned Premium Rider but not both.

APPLICATION FOR A POLICY

In order to purchase a Policy, You must submit an application to Us that requests information about the proposed Primary Insured. In some cases, We will ask for additional information. We may request that the Primary Insured provide Us with medical records, physician's statement or possibly require other medical tests.

ISSUE AGES:

We currently issue to Primary Insureds whose ages are: 20-80 for Standard rates and 20-70 for Preferred rates.

We will review all the information We are provided about the Primary Insured and determine whether or not the Primary Insured meets Our standards for issuing the Policy. This process is called underwriting. If the Primary Insured meets all of Our underwriting requirements, We will issue a Policy. There are several underwriting classes under which the Policy may be issued.

The underwriting period could be up to 60 days or longer from the time the application is signed. If We receive the initial Premium with the application, Your Registered Representative will give you a conditional receipt. If You receive a conditional receipt, you will have conditional coverage. The conditional receipt provides coverage from the later date of receipt of the application, the medical exam, if required, and the money being received at the Service Center. It will expire 60 days from the effective date. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed Primary Insured was an acceptable risk for the insurance applied for.

APPLICATION OF PREMIUMS

When You purchase a Policy and We receive money with Your application, We will initially put Your money in Our General Account. Your money will remain in Our General Account during the Underwriting Process. Upon completion of the Underwriting Process, Your money will be moved to the Money Market Portfolio where it will remain for 15 days (or the period required in Your state plus five days). After the 15 days, We will allocate Your money to the Investment Option(s) You requested in the application. All allocation directions must be in whole percentages. If You pay additional Premiums, We will allocate them in the same way as Your first Premium unless You tell Us otherwise.

If You change Your mind about owning a Policy, You can cancel it within 10 days after receiving it (or the period required in Your state) (Free Look Period). (If the Owner is a resident of California and is age 60 or older, the period is 30 days.) When You cancel the Policy within this time period, We will not assess a Surrender Charge and will give You back Your Premium payment less any Indebtedness.

When Your application for the Policy is in good order, We will invest Your first Premium in the Money Market Portfolio within two days after We have completed Our underwriting. Subsequent Premiums will be allocated in accordance with the selections in Your application.

If as a result of Our underwriting review, We do not issue You a Policy, We will return to You Your Premium, and interest, if any, required by Your state. If We do issue a Policy, on the Policy Date We will deduct the first Monthly Deduction and credit interest. The maximum first Monthly Deduction is 5.5% of Premium.

GRACE PERIOD

Your Policy will stay in effect as long as Your Cash Surrender Value is sufficient to cover Monthly Deductions. If the Cash Surrender Value of Your Policy is not enough to cover these deductions, We will mail You a notice. You will have 61 days from the time the notice is mailed to You to send Us the required payment. This is called the Grace Period. Because this Policy has a five year no-lapse guarantee, the Policy will not terminate if the No Lapse Monthly Minimum Premiums are paid during this five year period.

ACCUMULATION UNIT VALUES

The value of Your Policy that is invested in the Investment Option(s) will go up or down depending upon the investment performance of the Investment Option(s) You choose. In order to keep track of the value of Your Policy, We use a unit of measure We call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day We determine the value of an Accumulation Unit for each of the Investment Options. The value of an Accumulation Unit for any given Business Day is determined by multiplying a factor We call the net investment factor times the value of the Accumulation Unit for the previous Business Day. We do this for each Investment Option. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share. Our Business Days are each day that the New York Stock Exchange is open for business. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

When You make a Premium payment, We credit Your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of Net Premium allocated to an Investment Option by the value of the Accumulation Unit for the Investment Option for the Business Day when the Premium payment is applied to Your Policy.

We calculate the value of an Accumulation Unit for each Investment Option after the New York Stock Exchange closes each Business Day and then apply it to Your Policy.

When We assess the Monthly Deductions, We do so by deducting Accumulation Units from Your Policy. When You have selected more than one Investment Option and/or the Fixed Account, We make the deductions pro-rata from all the Investment Options and the Fixed Account.

When You make a surrender We determine the number of Accumulation Units to be deducted by dividing the amount of the surrender from an Investment Option by the value of an Accumulation Unit for the Investment Option. The resulting number of Accumulation Units is deducted from Your Policy. When You make a transfer from one Investment Option to another We treat the transaction by its component parts, i.e. a surrender and a purchase.

EXAMPLE:

On Monday We receive a Premium payment from You. You have told Us You want $700 of this payment to go to the Large Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, We determine that the value of an Accumulation Unit for the Large Cap Value Portfolio is $12.70. We then divide $700 by $12.70 and credit Your Policy on Monday night with 55.12 Accumulation Units for the Large Cap Value Portfolio.

RIGHT TO REFUND

To receive the tax treatment accorded life insurance under Federal laws, insurance under the Policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code. To maintain qualification to the maximum extent permitted by law, We reserve the right to return Premiums paid which We determine will cause any coverage under the Policy to fail to qualify as life insurance under applicable tax law and any changes in applicable tax laws or will cause it to become a Modified Endowment Contract (MEC). Additionally, We reserve the right to make changes in the Policy or to make distributions to the extent We determine necessary to continue to qualify the Policy as life insurance and to comply with applicable laws. We will provide You advance written notice of any change.

If subsequent Premiums will cause Your Policy to become a MEC We will contact You prior to applying the Premium. If You elect to have the Premium applied, We require that You acknowledge in writing that You understand the tax consequences of a MEC before We will apply the Premiums. Section 6 contains a discussion of certain tax considerations provisions including MECs.

EXCHANGE OF A POLICY FOR A BMA POLICY

Under federal tax law a life insurance policy may be exchanged tax-fee for another life insurance policy. However, a policy received in exchange for a MEC will also be treated as a MEC. Any exchange of a policy for a BMA Policy must meet Our policy exchange rules in effect at that time.

3.  INVESTMENT CHOICES

The Policy offers 44 investment choices - A Fixed Account and 43 Investment Options. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS. CERTAIN PORTFOLIOS CONTAINED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR POLICY.


Shares of the funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with BMA. Certain portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

INVESTORS MARK SERIES FUND, INC.

Investors Mark Series Fund, Inc. is managed by Investors Mark Advisors, LLC (Adviser), which is an affiliate of BMA. Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios. Each Investment option has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual Investment Option. The following Investment Options are available under the Policy.

STANDISH, AYER & WOOD, INC. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:

     Intermediate Fixed Income Portfolio
     Mid Cap Equity Portfolio
     Money Market Portfolio

STANDISH INTERNATIONAL MANAGEMENT COMPANY, L.P. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIO:

     Global Fixed Income Portfolio

STEIN ROE & FARNHAM, INCORPORATED IS THE SUB-ADVISER TO THE FOLLOWING
PORTFOLIOS:

     Small Cap Equity Portfolio
     Large Cap Growth Portfolio

DAVID L. BABSON & CO., INC. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIO:

     Large Cap Value Portfolio

LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIO:

     Growth & Income Portfolio

KORNITZER CAPITAL MANAGEMENT, INC. IS THE SUB-ADVISER TO THE FOLLOWING

PORTFOLIO:

     Balanced Portfolio

BERGER INSTITUTIONAL PRODUCTS TRUST


Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger Associates is the investment adviser to all portfolios except the Berger/BIAM IPT--International Fund. BBOI Worldwide LLC is the adviser to the
Berger/BIAM IPT--International Fund. BBOI Worldwide LLC has retained Bank of Ireland Asset Management (U.S.) Limited ("BIAM"). The following Investment Options are available under the Policy:

     Berger IPT--100 Fund
     Berger IPT--Growth and Income Fund
     Berger IPT--Small Company Growth Fund
     Berger/BIAM IPT--International Fund

CONSECO SERIES TRUST

Conseco Series Trust is a mutual fund with multiple portfolios. Conseco Capital Management, Inc. is the investment adviser to the portfolios. The following Investment Options are available under the Policy:

      Asset Allocation Portfolio
      Common Stock Portfolio
      Corporate Bond Portfolio
      Government Securities Portfolio


THE ALGER AMERICAN FUND

The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as the investment adviser. The following Investment Options are available under the Policy:

     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc. The following Investment Options are available under the Policy:

     VP Income & Growth
     VP International
     VP Value

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is managed by The Dreyfus Corporation. Dreyfus has hired NCM Capital Management Group, Inc. to serve as sub-investment adviser and provide day-to-day management of the Fund's investments.

DREYFUS STOCK INDEX FUND

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

DREYFUS VARIABLE INVESTMENT FUND

The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. The following Investment Options are available under the Policy:

     Disciplined Stock Portfolio
     International Value Portfolio

FEDERATED INSURANCE SERIES

Federated Insurance Series is a mutual fund with multiple portfolios. Federated Advisers is the investment adviser. The following Investment Options are available under the Policy:

     Federated High Income Bond Fund II
     Federated International Equity Fund II
     Federated Utility Fund II


INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following Investment Options are available under the Policy:

     INVESCO VIF - High Yield Portfolio
     INVESCO VIF - Industrial Income Portfolio

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, is the investment manager for each portfolio. The following Investment Options are available under the Policy:

     Lazard Retirement Equity Portfolio
     Lazard Retirement Small Cap Portfolio

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Each portfolio of Neuberger & Berman Advisers Management Trust invests in a corresponding series of Advisers Managers Trust. All series of Advisers Managers Trust are managed by Neuberger & Berman Management Incorporated. The following Investment Options are available under the Policy:

     Limited Maturity Bond Portfolio
     Partners Portfolio (capital growth)

STRONG OPPORTUNITY FUND II, INC.

Strong Opportunity Fund II, Inc. is a mutual fund managed by Strong Capital Management, Inc. The following Investment Option is available under the Policy:

     Opportunity Fund II (capital growth)

STRONG VARIABLE INSURANCE FUNDS, INC.

Strong Variable Insurance Funds, Inc. is a mutual fund with multiple series. Strong Capital Management, Inc. serves as the investment adviser. The following Investment Option is available under the Policy:

     Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios which are managed by Van Eck Associates Corporation. The following Investment Options are available under the Policy:

     Worldwide Bond Fund
     Worldwide Emerging Markets Fund
     Worldwide Hard Assets Fund
     Worldwide Real Estate Fund



TRANSFERS

You can transfer money among the Fixed Account and the Investment Options. You can make 12 free transfers each Policy Year. You can make a transfer to or from the Fixed Account and to or from any Investment Option. If You make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The transfer fee is deducted from the amount which is transferred. The following apply to any transfer:

         1. The minimum amount which You can transfer from the Fixed Account or any Investment Option is $250 or Your entire interest in the Investment Option or the Fixed Account, if the remaining balance is less than $250.

         2. The maximum amount which can be transferred from the Fixed Account is limited to 25% of the Accumulation Value in the Fixed Account. Only one transfer out of the Fixed Account is allowed each Policy Year. These requirements are waived if the transfer is pursuant to a pre-scheduled transfer.

         3. The minimum amount which must remain in any Investment Option or Fixed Account after a transfer is $250.

         4. A transfer will be effective as of the end of the Business Day when We receive an Authorized Request at the BMA Service Center.

         5. Neither Us nor Our BMA Service Center are liable for a transfer made in accordance with Your instructions.

         6. We reserve the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive Business Days.

         7. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include but not be limited to:

          a.   a requirement of a minimum time period between each transfer;

          b. not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Owner; or

          c. limiting the dollar amount that may be transferred by an Owner at any one time.

         8. During times of drastic economic or market conditions, We may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components - a redemption order with a simultaneous request for purchase of another Investment Option. In such a case, the redemption request would be processed at the source Investment Option's next determined Accumulation Unit value but the purchase into the new Investment Option would be effective at the next determined Accumulation Unit value for the new Investment Option only after We receive the proceeds from the source Investment Option or We otherwise receive cash on behalf of the Investment Option.

You may elect to make transfers by telephone. To elect this option You must do so in an Authorized Request. If there are Joint Owners, unless We are instructed to the contrary, instructions will be accepted from either one of the Joint Owners. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If We do not, We may be liable for any losses due to unauthorized or fraudulent instructions. The BMA Service Center tape records all telephone instructions. Transfers do not change the allocation instructions for future Premiums.

DOLLAR COST AVERAGING

The Dollar Cost Averaging Option allows You to systematically transfer a set amount each month from the Money Market Portfolio to any of the other Investment Option(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, You may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $250. You must have an unloaned Accumulation Value of at least $5,000. The amount required to complete Your program must be in the source account in order to participate in dollar cost averaging.

All dollar cost averaging transfers will be made on the 15th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You must participate in dollar cost averaging for at least 6 months.

If You participate in dollar cost averaging, the transfers made under this option are not taken into account in determining any transfer fee.

ASSET REBALANCING OPTION

Once Your money has been allocated among the Investment Options, the performance of the Accumulation Value of each option may cause Your allocation to shift. If the unloaned Accumulation Value of Your Policy is at least $5,000, You can direct Us to automatically rebalance Your Policy each quarter to return to Your original percentage allocations by selecting Our asset rebalancing option. The program will terminate if You make any transfer outside of the Investment Options You have selected under the asset rebalancing option. The minimum period to participate in this program is 6 months. The transfer date will be the 15th of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. The Fixed Account is not part of asset rebalancing.

If You participate in the asset rebalancing option, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that You want the Accumulation Value split between 2 Investment Options. You want 40% to be in the Intermediate Fixed Income Portfolio and 60% to be in the Mid Cap Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Intermediate Fixed Income Portfolio now represents 50% of Your holdings because of its increase in value. If You had chosen to have Your holdings rebalanced quarterly, on the first day of the next quarter, We would sell some of Your units in the Intermediate Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Mid Cap Equity Portfolio to increase those holdings to 60%.

ASSET ALLOCATION OPTION

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of Your money among the Investment Options available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with Our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with Our administrative systems and rules.

Even though We permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Options, and when We become aware of such disruptive practices, We may modify the transfer provisions of the Policy.

If You participate in an approved asset allocation program, the transfers made under the program are not taken into account in determining any transfer fee.

SUBSTITUTION

We may be required to substitute one of the Investment Options You have selected with another Investment Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give You notice of Our intent to do this.

4.  EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on Your investment in the Policy. The charges and expenses are:

PREMIUM CHARGE

We deduct a Premium Charge for each Premium You make. We consider a portion of the Premium Charge a sales load. The sales load portion is 3.5% of Premiums paid during the first ten Policy Years and 2.0% of Premiums paid thereafter. The portion of the Surrender Charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the Policy is surrendered during the first ten Policy Years. The Premium Charges are as follows:

Policy Years 1-10:                               5.5% of all Premiums.

Policy Years 11 and                              4.0% of all Premiums.
thereafter:

The Premium Charge is to cover some of Our costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, DAC tax (Deferred Acquisition Costs) and administrative costs.

MONTHLY DEDUCTION

The initial Monthly Deduction is made on the Policy Date but does not include a Risk Charge. On each Monthly Anniversary Day We make a Monthly Deduction from the Accumulation Value of Your Policy. The Monthly Deduction will be taken on a pro-rata basis from the Investment Options and the Fixed Account, exclusive of the Loan Account. The Monthly Deduction equals:

         a.       the Cost of Insurance for the Policy; plus

         b.       the monthly rider charges; if any; plus

         c.       the Risk Charge; plus

         d.       the monthly Policy Charge

     COST OF INSURANCE. This charge compensates Us for insurance coverage provided during following the month. The cost of insurance charge for a Policy month equals the appropriate current cost of insurance rate per $1,000, including any special Rate Classes, times the net amount at risk. The net amount at risk is different for the Level Death Benefit Option and the Adjustable Death Benefit Option. Part II contains a more detailed description of the net amount at risk.

The monthly cost of insurance rate, per $1,000 of net amount at risk, is based on the Specified Amount, issue age, and Rate Class of the Primary Insured and the Policy Year. The maximum monthly cost of insurance rate ranges from 0.08420 to 83.33333 per $1,000. The table below shows the largest maximum monthly cost of insurance rate for all of the ages in the range. The maximum rate for most ages in the range will be smaller.


              Maximum Monthly Cost of Insurance Rates per $1,000

Attained                 Male                         Female
  Age           Non-Tobacco   Tobacco         Non-Tobacco    Tobacco
-------         -----------   -------         -----------    -------
20-29            0.14010      0.19437          0.10005       0.12341
30-39            0.17850      0.30049          0.16097       0.22778
40-49            0.37912      0.73630          0.32558       0.50808
50-59            0.96089      1.79681          0.66576       0.99290
60-69            2.65338      4.29327          1.63207       2.19463
70-80            8.16248     10.74533          5.59571       6.58858
81-99           83.33333     83.33333         83.33333      83.33333

Generally, We use a cost of insurance rate that is less than the maximum rate. The table below compares the maximum cost of insurance rate to the rate that is currently being used during the first Policy Year. The rates below are based on the preferred non-tobacco Rate Class and a $150,000 Specified Amount.

                  Monthly Cost of Insurance Rate Comparison

                                     Cost of Insurance Rate
      Sex          Issue Age         Current      Maximum
      ---          ---------         -------      -------

      Male          45               0.26313      0.27708
      Female        50               0.31223      0.34983
      Male          55               0.47878      0.65401

Monthly cost of insurance rates will be determined by Us based on the expectations as to future experience. We may charge less than the maximum cost of insurance rates as shown in the Table of Cost Insurance Rates contained in Your Policy. Any change in the cost of insurance rates will apply to all Primary Insureds of the same Age, sex, Rate Class and Policy Year. The cost of insurance rates are greater for insureds in special Rate Classes.

         MONTHLY RIDER CHARGES. We charge separately for any riders attached to the Policy. We deduct the cost of the riders for a Policy Month as part of the Monthly Deduction on each Monthly Anniversary Day.

         RISK CHARGE. We assess a Risk Charge which is deducted as part of the Monthly Deduction. The Risk Charge is calculated as follows:

Per Policy Month for Policy                      .80%, on an annual basis, of
Years 1-10:                                      the Accumulation Value in the
                                                 Separate Account.

Per Policy Month for Policy                      .40%, on an annual basis, of
Years 11 and later:                              the Accumulation Value in the

                                                 Separate Account.

The Risk Charge compensates Us for some of the mortality risks We assume, and the risk that We will experience costs above that for which We are compensated. It also compensates Us for some of the administrative costs in administering the Policy. We expect to profit from the charge.

     POLICY CHARGE. We assess a Policy Charge which is deducted each Monthly Anniversary Day. The Policy Charge is:

Per Policy Month for Policy                      $25
Year 1:

Per Policy Month for Policy                      Currently, $5.  This charge is
Years 2 and later:                               not guaranteed and may be

                                                 increased but it will not
                                                 exceed $10.

The Policy Charge compensates Us for some of the administrative costs of the Policy and the Separate Account.

         WAIVER OF MONTHLY DEDUCTION. You can elect to have a Waiver of Monthly Deduction Rider added to Your Policy. This rider provides for all monthly deductions, excluding the Risk Charge, to be waived during the Primary Insured's total disability beginning before age 60 and continuing 6 months or more. Any Monthly Deductions, excluding the Risk Charge, made during the first 6 months will be credited back to the Accumulation Value and subsequent monthly deductions, excluding the Risk Charge, are waived as long as total disability continues.

You should consult the rider for the terms and conditions. The rider is available as an alternative to the Waiver of Planned Premiums. You can select either the Waiver of Monthly Deduction Rider or the Waiver of Planned Premium Rider but not both. The rider is not available if the Policy is issued with the Guaranteed Minimum Death Benefit.

SURRENDER CHARGE

If the Policy is surrendered before the 10th Policy Anniversary or within 10 years following the effective date of any increase in Specified Amount, a Surrender Charge may be deducted. The amount of the Surrender Charge depends upon Your Specified Amount, the year of surrender, issue Age, sex and Rate Class. The Surrender Charge specific to Your Policy is shown on Your Policy Schedule. The maximum Surrender Charge that will be assessed ranges from 5.40 to
44.56  per  $1,000  of  Specified  Amount.  The table  below  shows the  maximum
Surrender Charge per $1,000 for all of the ages in the range. The maximum Surrender Charge for some ages in the range will be smaller.

              Maximum Initial Surrender Charges per $1,000

 Issue                   Male                         Female
  Age           Non-Tobacco   Tobacco         Non-Tobacco    Tobacco
-------         -----------   -------         -----------    -------

20-29              8.10         9.18             7.20           8.10
30-39             12.43        14.78            10.92          12.43
40-49             19.32        23.87            16.28          18.91
50-59             29.52        35.07            23.52          28.11
60-69             41.64        44.56            32.49          38.00
70-80             49.94        42.29            35.97          39.41

The charge is not affected by special Rate Classes nor by the addition of riders. After the fourth Policy Year, or after four years following the effective date of an increase, the Surrender Charge between Policy Years will be pro-rated monthly. When there is a partial surrender of Cash Surrender Value, a pro-rata portion of the Surrender Charge is assessed for any amount that the Specified Amount is reduced. The pro-rata Surrender Charge is calculated in the same manner as for a requested decrease.


The Surrender Charge and the pro-rata Surrender Charge compensates Us for the costs associated with selling the Policy and for issue and underwriting expenses.

PARTIAL SURRENDER FEE

When there is a partial surrender of the Cash Surrender Value, in addition to any Surrender Charge that may be assessed, We will charge a Partial Surrender Fee of $25. This charge compensates Us for administrative expenses associated with a surrender.

WAIVER OF SURRENDER CHARGES

After the first Policy Anniversary, the Surrender Charge may be waived in the following circumstances:

     FREE PARTIAL SURRENDER AMOUNT. Once each Policy Year, on a non-cumulative basis, You may make a free partial surrender up to 10% of the unloaned Accumulation Value without the imposition of the Partial Surrender Fee or the Surrender Charge. If the Policy is later totally surrendered for its Cash Surrender Value, then the pro-rata Surrender Charges for each free partial surrender will be assessed at the time of surrender.

         CONFINEMENT. The Surrender Charge will not apply if: (1) You are confined in a long term care facility, skilled or intermediate nursing facility or hospital; (2) You have been so confined for at least 90 consecutive days; (3) a physician certifies that confinement is required because of sickness or injury; and (4) You were not so confined on the Policy Date. Proof of confinement will be required in a form satisfactory to Us.

         TOTAL DISABILITY. The Surrender Charge will not apply if: (1) You are totally disabled; (2) You have been so disabled for at least 90 days; (3) a physician certifies that You are totally disabled; and (4) You were not so disabled on the Policy Date. Proof of disability will be required in a form satisfactory to Us.

         INVOLUNTARY UNEMPLOYMENT. The Surrender Charge will not apply if: (1) You were employed on a "full time" basis (working at least 17 hours per week) on the Policy Date; (2) Your employment was terminated by Your employer; (3) You remain unemployed for at least 90 days; and (4) You certify in writing at the time You make Your surrender request that You are still unemployed.

         DIVORCE. The Surrender Charge will not apply if: (1) You were married on the Policy Date; (2) subsequent to the Policy Date a divorce proceeding is filed; and (3) You certify in writing at the time You make Your surrender request that You are now divorced.



We will not assess pro-rata Surrender Charges for earlier free partial withdrawals if You make a total surrender due to confinement, total disability, involuntary unemployment or divorce.

Not all options may be available in all states.

REDUCTION OR ELIMINATION OF THE SURRENDER CHARGE

     We may reduce or eliminate the amount of the Surrender Charge when the Policy is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the Policy or a prospective purchaser already had a relationship with Us. We will not deduct a Surrender Charge under a Policy issued to an officer, director or employee of BMA or any of its affiliates.

TRANSFER FEE

You can make 12 free transfers every Policy Year. If You make more than 12 transfers a year, We will deduct a transfer fee of $25. If We do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Option, the Asset Rebalancing Option or Asset Allocation Option, it will not count in determining the transfer fee.

TAXES

We may assess a charge against the Policy for any taxes attributable to the Separate Account. We do not expect to incur any such taxes.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Options, which are summarized below. See the fund prospectuses for more information.

                           INVESTMENT OPTION EXPENSES
    (as a percentage of the average daily net assets of an Investment Option)

                                                                                                         Total Annual
                                                                                             Other              Portfolio
                                                                                            Expenses            Expenses
                                                                                            (after              (after
                                                                                          reimbursement       reimbursement
                                                              Management     12b-1        for certain         for certain
                                                                 Fees        Fees         portfolios)         portfolios)
                                                                ------       ----         --------------      --------------
INVESTORS MARK SERIES FUND, INC.(1)
     Intermediate Fixed Income Portfolio                          .60%        --              .20%                .80%
     Mid Cap Equity Portfolio                                     .80%        --              .10%                .90%
     Money Market Portfolio                                       .40%        --              .10%                .50%
     Global Fixed Income Portfolio                                .75%        --              .25%               1.00%
     Small Cap Equity Portfolio                                   .95%        --              .10%               1.05%
     Large Cap Growth Portfolio                                   .80%        --              .10%                .90%
     Large Cap Value Portfolio                                    .80%        --              .10%                .90%
     Growth & Income Portfolio                                    .80%        --              .10%                .90%
     Balanced Portfolio                                           .80%        --              .10%                .90%

BERGER INSTITUTIONAL PRODUCTS TRUST (2)

     Berger IPT--100 Fund                                         .00%        --             1.00%               1.00%
     Berger IPT--Growth and Income Fund                           .00%        --             1.00%               1.00%
     Berger IPT--Small Company Growth Fund                        .00%        --             1.15%               1.15%
     Berger/BIAM IPT - International Fund                         .00%        --             1.20%               1.20%

CONSECO SERIES TRUST (3)

    Asset Allocation Portfolio(4)                                0.55%        --             0.20%               0.75%
    Common Stock Portfolio(4)                                    0.60%        --             0.20%               0.80%
    Corporate Bond Portfolio                                     0.50%        --             0.20%               0.70%
    Government Securities Portfolio                              0.50%        --             0.20%               0.70%

THE ALGER AMERICAN FUND

    Alger American Growth Portfolio                              0.75%        --             0.04%               0.79%
    Alger American Leveraged AllCap Portfolio (5)                0.85%        --             0.15%               1.00%
    Alger American MidCap Growth Portfolio                       0.80%        --             0.04%               0.84%
    Alger American Small Capitalization Portfolio                0.85%        --             0.04%               0.89%

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

    VP International                                             1.50%        --              0.0%               1.50%
    VP Value                                                     1.00%        --              0.0%               1.00%
    VP Income & Growth                                           0.70%        --              0.0%               0.70%

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.               0.75%        --             0.07%               0.82%

DREYFUS STOCK INDEX FUND                                         0.25%        --             0.03%               0.28%

DREYFUS VARIABLE INVESTMENT FUND

     Disciplined Stock Portfolio                                 0.75%        --             0.27%               1.02%
     International Value Portfolio                               1.00%        --             0.42%               1.42%

FEDERATED INSURANCE SERIES

     Federated High Income Bond Fund II (6)                      0.51%        --             0.29%               0.80%
     Federated International Equity Fund II (6)                  0.02%        --             1.21%               1.23%
     Federated Utility Fund II (6)                               0.48%        --             0.37%               0.85%

INVESCO VARIABLE INVESTMENT FUNDS, INC.

     INVESCO VIF - High Yield Portfolio (7)                      0.60%        --             0.27%               0.87%
     INVESCO VIF - Industrial Income Portfolio (7)               0.75%        --             0.20%               0.95%

LAZARD RETIREMENT SERIES, INC.

     Lazard Retirement Equity Portfolio (8)                      0.75%       0.25%           0.50%               1.50%
     Lazard Retirement Small Cap Portfolio (8)                   0.75%       0.25%           0.50%               1.50%

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST(9)

     Limited Maturity Bond Portfolio                             0.65%        --             0.12%               0.77%
     Partners Portfolio                                          0.80%        --             0.06%               0.86%

STRONG OPPORTUNITY FUND II, INC.

     Opportunity Fund II                                         1.00%        --             0.15%               1.15%

STRONG VARIABLE INSURANCE FUNDS, INC.

     Growth Fund II (10)                                         1.00%        --             0.20%               1.20%

VAN ECK WORLDWIDE INSURANCE TRUST (11)

     Worldwide Bond Fund                                         1.00%        --             0.12%               1.12%
     Worldwide Emerging Markets Fund                             1.00%        --             (.20)%              0.80%
     Worldwide Hard Assets Fund                                  1.00%        --             0.17%               1.17%
     Worldwide Real Estate Fund                                  0.00%        --             1.00%               1.00%



     1. Investors Mark Advisors, LLC has voluntarily agreed to reimburse expenses of each Portfolio of Investors Mark Series Fund, Inc. for the first year of operations so that the annual expenses do not exceed the amounts set forth above under "Total Annual Portfolio Expenses" for each Portfolio. Absent such expense reimbursement, the Total Annual Portfolio Expenses are estimated to be: 1.15% for the Money Market Portfolio; 2.04% for the Intermediate Fixed Income Portfolio; 2.04% for the Global Fixed Income Portfolio; 1.10% for the Mid Cap Growth Portfolio; 1.10% for the Balanced and Growth & Income Portfolios; 1.25% for the Small Cap Equity Portfolio; and 1.02% for the Large Cap Growth and Large Cap Value Portfolios.

     2. The Funds' investment advisers have voluntarily agreed to waive their advisory fee and have voluntarily reimbursed the Funds for additional expenses to the extent that normal operating expenses in any fiscal year, including the investment advisory fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of each of the Berger IPT--100 Fund and the Berger IPT--Growth and Income Fund exceed 1.00%, and the normal operating expenses in any fiscal year of the Berger IPT--Small Company Growth Fund exceed 1.15%, and the normal operating expenses of the Berger/BIAM IPT - International Fund exceed 1.20% of the respective Fund's average daily net assets. Absent the voluntary waiver and reimbursement, the Management Fee for the Berger IPT--100 Fund, Berger IPT--Growth and income Fund, the Berger IPT--Small Company Growth Fund and the Berger/BIAM IPT - International Fund would have been .75%, .75%, .90%, and .90% respectively, and their Total Annual Portfolio Expenses would have been 9.18%, 9.62%, 5.81% and 3.83%, respectively.

     3. Conseco Capital Management, Inc., the investment adviser of Conseco Series Trust, has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each listed Portfolio, as long as such reimbursement would not result in a Portfolio's inability to qualify as a regulated investment company under the Code: 0.75% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.70% for the Corporate Bond Portfolio and Government Securities Portfolio. The total percentages in the above table is after reimbursement. In the absence of expense reimbursement, the total fees and expenses in 1997 would have totaled: 0.84% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.77% for the Corporate Bond Portfolio; and 0.92% for the Government Securities Portfolio.

     4. Conseco Capital Management, Inc., since January 1, 1993, has voluntarily waived its management fees in excess of the annual rates set forth above. Absent such fee waivers, the management fees would be: .65% for the Asset Allocation Portfolio; and .65% for the Common Stock Portfolio.

     5. The Alger American Leveraged AllCap Portfolio's "Other Expenses" include .04% of interest expense.

     6. In the absence of a voluntary waiver by Federated Advisers, the Funds' investment adviser, the Management Fee and Total Annual Portfolio Expenses would have been 0.60% and 0.89%, respectively, for High Income Bond Fund II and 0.75% and 1.12%, respectively, for Utility Fund II. Absent a voluntary waiver of the management fee and the voluntary reimbursement of certain other operating expenses by Federated Advisers, the Management Fee and Total Annual Portfolio Expenses for International Equity Fund II would have been 1.00% and 2.21%, respectively.

     7. Certain expenses are being absorbed voluntarily by the investment adviser and sub-adviser. Total expenses (after expenses were absorbed but before any expense offset arrangement) of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the year ended December 31, 1997 amounted to 0.83% and 0.91%, respectively, of each Portfolio's average net assets. In the absence of such voluntary expense limitation, the total operating expenses of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the fiscal period ended December 31, 1997 would have been 0.94% and 0.97%, respectively, of each Portfolio's average net assets.

     It should be noted that the Portfolio's actual expenses were lower than the figures shown because the Portfolio's custodian fees and pricing expenses were reduced under expense offset arrangements. However, as a result of an SEC requirement for mutual funds to state their total operating expenses without crediting any such expense offsetting arrangements, the figures shown above do not reflect these reductions.

     8. Lazard Asset Management, the Fund's investment adviser, has voluntarily agreed to reimburse all expenses, including management fees, in excess of 1.50% of the average annual net assets of the Portfolio.

     9. Neuberger & Berman Advisers Management Trust is divided into portfolios (Portfolios), each of which invests all of its net investable assets in a corresponding series of Advisers Managers Trust. The figures reported under "Management Fees" include the total of the administration fees paid by the Portfolio and the management fees paid by its corresponding series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding series.

     10. Strong Capital Management, Inc., the investment adviser of the Strong Growth Fund II, has voluntarily agreed to cap the Fund's total operating expenses at 1.20%. The Adviser has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion with appropriate notification to its shareholders.

     11. All figures are annualized. Expenses of the Worldwide Real Estate Fund, which commenced operation in June 1997, are being assumed by the Fund's investment adviser. Without such assumption, Worldwide Real Estate Fund's Management Fee would be 1.00%, Other Expenses would be 3.88% and Total Expenses would be 4.88%. Other Expenses of Worldwide Real Estate Fund are an estimate which assumes $80 million in average daily net assets, and may be greater or less than those shown. Prior to April 30, 1997, Worldwide Hard Assets Fund was named Gold and Natural Resources Fund. Other Expenses of the Worldwide Hard Assets Fund are net of soft dollar credits. Without such credits, Other Expenses would have been 0.18% and Total Annual Portfolio Expenses would have been 1.18%. Other Expenses of Worldwide Emerging Markets Fund are net of the reduction of the Fund's operating fees in connection with a fee arrangement, based on cash balances left on deposit with the custodian, and net of the waiver or assumption by the Fund's investment adviser of certain fees and expenses. Without such fee arrangement and, to a lesser extent, the waiver/assumption, Other Expenses would have been 0.34% and Total Expenses would have been 1.34%. The Fund's investment adviser is no longer waiving or assuming fees and expenses.


5.  DEATH BENEFIT

The primary purpose of the Policy is to provide Death Benefit protection on the life of the Primary Insured. While the Policy is in force, if the Primary Insured dies, the Beneficiary(ies) will receive the Death Proceeds. The Death Proceeds equal the Death Benefit under the Policy less any Indebtedness.

The amount of the Death Benefit depends upon the Specified Amount and Your Policy's Accumulation Value on the date of the Primary Insured's death, and the Death Benefit Option in effect at the time of death.

The Policy provides two Death Benefit options: a Level Death Benefit and an Adjustable Death Benefit. So long as the Policy remains in force, the Death Benefit under either option will never be less than the Specified Amount.

     LEVEL DEATH BENEFIT OPTION. The amount of the Death Benefit under the Level Death Benefit Option is the greater of:

         1.       the Specified Amount on the date of death; or

         2. the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

     ADJUSTABLE DEATH BENEFIT OPTION. The amount of the Death Benefit under the Adjustable Death Benefit Option is the greater of:

     1. the Specified Amount on the date of death plus the Accumulation Value on the date of death; or

     2. the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

The applicable percentage is a percentage that is based on the attained Age of the Primary Insured at the beginning of the Policy Year and is equal to the following:

    Attained          Corridor          Attained          Corridor
      Age            Percentage           Age            Percentage
      ---            ----------           ---            ----------
      0-40              250%               60               130%
       41               243%               61               128%
       42               236%               62               126%
       43               229%               63               124%
       44               222%               64               122%
       45               215%               65               120%
       46               209%               66               119%
       47               203%               67               118%
       48               197%               68               117%
       49               191%               69               116%
       50               185%               70               115%
       51               178%               71               113%
       52               171%               72               111%
       53               164%               73               109%
       54               157%               74               107%
       55               150%             75-90              105%
       56               146%               91               104%
       57               142%               92               103%
       58               138%               93               102%
       59               134%               94               101%
                                         95-100             100%

CHANGE IN DEATH BENEFIT OPTION

You may change the Death Benefit option after the Policy has been in force for at least one year, subject to the following:

          1.   You must submit an Authorized Request;

          2. once the Death Benefit option has been changed, it cannot be changed again for one year from the date of the change;

          3.   if  the  Level  Death  Benefit  Option  is to be  changed  to the
               Adjustable   Death   Benefit   Option,   You  must  submit  proof
               satisfactory to Us that the Primary Insured is still insurable;

          4. if the Level Death Benefit Option is changed to the Adjustable Death Benefit Option the resulting Specified Amount can never be less than 50% of the Minimum Specified Amount. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value on the date of change. This decrease will not result in any decrease in Premiums or Surrender Charges; and

          5. if the Adjustable Death Benefit Option is changed to the Level Death Benefit Option, the Specified Amount will be increased by an amount equal to the Accumulation Value on the date of the change. This increase will not result in any increase in Premiums or Surrender Charges.

Any change in a Death Benefit option will take effect on the Monthly Anniversary Date on or following the date We approve the request for the change.

CHANGE IN SPECIFIED AMOUNT

You may change the Specified Amount of the Policy effective on any Monthly Anniversary Day after the Policy has been in force at least one year, subject to the following requirements. Once the Specified Amount has been changed, it cannot be changed again for one year from the date of a change.

         SPECIFIED AMOUNT INCREASE. To increase the Specified Amount You must:

         1.       submit an application for the increase;

         2. submit proof satisfactory to Us that the Primary Insured is an insurable risk; and

         3.       pay any additional Premium which is required.

The Specified Amount can only be increased before the Primary Insured reaches Age 80. A Specified Amount increase will take effect on the Monthly Anniversary Day on or following the day We approve the application for the increase. The Specified Amount increase must be for at least $10,000. Each increase will have its own Surrender Charge based on the increased issue Age, sex and Rate Class. The Rate Class that applies to any Specified Amount increase may be different from the Rate Class that applies to the Initial Specified Amount. Each increase will have its own Cost of Insurance rate.

The following changes will be made to reflect the increase:

         1.       the No-Lapse Monthly Minimum Premium will be increased;

         2. an additional Surrender Charge for the increase in Specified Amount will apply.

We will furnish You with documentation showing You any change in Rate Class for the Specified Amount increase, the amount of the increase and the additional Surrender Charges.

         SPECIFIED AMOUNT DECREASE. You must request by Authorized Request any decrease in the Specified Amount. The decrease will take effect on the later of:

         1. the Monthly Anniversary Day on or following the day We receive Your request for the decrease; or

         2. the Monthly Anniversary Day one year after the last change in Specified Amount was made.

A Specified Amount decrease will be used to reduce any previous increases to the Specified Amount which are then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left over after all Specified Amount increases have been reduced to zero, it will be used to reduce the Initial Specified Amount. We will not permit a Specified Amount decrease that would reduce the Specified Amount below the Minimum Specified Amount. The applicable Surrender Charge for the amount of decrease will be deducted from the Accumulation Value.

The No-Lapse Monthly Minimum Premium will be reduced to reflect the Specified Amount decrease.

GUARANTEED MINIMUM DEATH BENEFIT

You can elect to have a Guaranteed Minimum Death Benefit Rider added to Your Policy. This rider guarantees that the Death Benefit under Your Policy will never be less than the Specified Amount during the Guaranteed Minimum Death Benefit (GMDB) period provided that the GMDB payment requirement has been met.

The GMDB Period is determined for each issue Age in accordance with the following:

          Issue Age                   GMDB Period
          ---------                   -----------
            20-35                       25 years

            36-50                      to age 60

            51-55                       10 years
            56-59                      to age 65

There is no separate charge for this rider but in order to have the GMDB provided by the rider You must pay a certain level of Premiums each month which is greater than the No-Lapse Monthly Minimum Premium. The GMDB payment requirement is that the sum of all premiums paid less any partial surrenders and less any Indebtedness are at least as large as the sum of the GMDB monthly Premiums since the Policy Date. The payment requirement for the GMDB rider must be met on each Monthly Anniversary Day even though Premiums do not need to be paid monthly. The GMDB Monthly Premium is determined by the Primary Insured's issue Age, sex and Rate Class and includes all rider costs. Ask Your Registered Representative for the particulars to Your own situation.

ACCELERATED DEATH BENEFIT

If the Primary Insured is terminally ill, under the Accelerated Death Benefit rider, We will pre-pay a portion of the Death Benefit. You may elect to have an Accelerated Death Benefit. You can only elect this benefit one time, regardless if the amount You selected. No premium is charged for this rider.

You can choose an amount between 10% and 50% of the Specified Amount. The maximum benefit amount is the greater of $250,000 and 10% of the Specified Amount. The remaining amount of the Specified Amount in Your Policy must be at least equal to 50% of the Minimum Specified Amount.

Benefits as specified under the Policy will be reduced upon receipt of an Accelerated Death Benefit amount. Receipt of an Accelerated Death Benefit amount may be taxable. You should contact Your personal tax or financial adviser for specific information.

After an Accelerated Death Benefit payment is made, the Policy will remain in force and reduced Premiums will be payable. The Policy's Specified Amount, Accumulation Value and Surrender Charge will be reduced by the percentage of the requested portion of the available amount as specified in the rider. Any outstanding Loan will be reduced by the portion of the Loan and repaid by the same percentage as the Accelerated Death Benefit percentage as described in the rider.

The receipt of an  Accelerated  Death Benefit  amount may  adversely  affect the
recipient's   eligibility   for  Medicaid  or  other   government   benefits  or
entitlements.

The amount available will be reduced by, an interest charge and any repayment of Indebtedness. The interest charge is based on the same interest charge as is used to determine loans.

6.  TAXES

NOTE: BMA HAS PREPARED THE FOLLOWING INFORMATION ON FEDERAL INCOME TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY
PERSON. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. BMA HAS INCLUDED IN PART II AN ADDITIONAL DISCUSSION REGARDING TAXES.

LIFE INSURANCE IN GENERAL

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that You will not be taxed on the earnings on the money held in Your life insurance policy until You take the money out. Beneficiaries generally are not taxed when they receive the Death Proceeds upon the death of the Primary Insured.

TAKING MONEY OUT OF YOUR POLICY

You, as the Owner, will not be taxed on increases in the value of Your Policy until a distribution occurs either as a surrender or as a loan. If Your Policy is a MEC any loans or withdrawals from the Policy will be treated as first coming from earnings and then from Your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If Your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as indebtedness under the Policy and not as a taxable distribution. See "Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Options are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which You, because of the degree of control You exercise over the underlying investments, and not Us would be considered the Owner of the shares of the Investment Options. If You are considered the Owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that You, as the Owner of the Policy, could be treated as the Owner of the investment portfolios. Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

LOANS

We will loan You money while the Policy is in force and not in a Grace Period, with the Policy as the sole security. We will advance a loan amount not to exceed the loan value. The loan must be secured by proper assignment of the Policy. We may defer granting loans but not for more than six months.

The Accumulation Value securing the loan is transferred to the Loan Account on a pro-rata basis. The amount transferred from each Investment Option and the Fixed Account will equal the ratio of the value each bears to the total unloaned Accumulation Value. If You desire other than the above, You may specify the specific Investment Option from which the transfer is to be made.

Any Indebtedness will be deducted from any amount payable under the Policy.

No new loan may be taken which, in combination with existing loans and accrued interest, is greater than the Loan Value.

     EFFECT OF A LOAN. A Policy loan will result in Accumulation Value being transferred from the Investment Options or the Fixed Account to the Loan Account. A Policy Loan, whether or not unpaid, will have a permanent effect on the death benefits and Policy values, because the amount of the Policy Loan transferred to the Loan Account will not share in the investment results of the Investment Options while the Policy Loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Options and/or the Fixed Account, the values and benefits under the Policy will be reduced as a result of the Policy Loan. Furthermore, if not repaid, the Policy Loan will reduce the amount of Death Benefit and Cash Surrender Value.

     LOAN VALUE. The loan value is equal to 90% of the Accumulation Value as of the date the Authorized Request for the loan is received at the BMA Service Center less: (a) an amount equal to the Surrender Charge, if any, that applies if the Policy is surrendered in full; (b) any existing Indebtedness; (c) interest on all Indebtedness on the Policy to the next Policy Anniversary; and
(d) prior to the ninth Policy Month, an amount equal to the balance of the Monthly Deductions for the first Policy Year; or (e) on or after the ninth Policy Month, an amount equal to the sum of the next three Monthly Deductions.

         LOAN INTEREST (CHARGED). Interest is payable in advance on the first interest payment due date and on each Policy Anniversary that follows at the loan interest rate which is shown on Your Policy Schedule. The interest rate applies to the unpaid balance of the loan. The first interest payment is due on the date of the loan.

If loan interest is not paid, the difference between the value of the Loan Account and the Indebtedness will be transferred from the Investment Options and the Fixed Account on a pro-rata basis to the Loan Account.

         INTEREST CREDITED. The Accumulation Value in the Loan Account will earn interest at a rate not less than 4%. For Policy Years 11 and after, the Accumulation Value in the Loan Account will earn interest at the Loan Interest Rate.

         LOAN REPAYMENT. Loans may be repaid at any time while the Policy is in force. There is no minimum loan repayment amount. The amount equivalent to a loan repayment will be deducted from the Loan Account and allocated to the originating Investment Options and the Fixed Account in the same percentage as was used for the transfers to the Loan Account.

AMOUNTS RECEIVED BY US WILL BE APPLIED AS PREMIUMS UNLESS WE ARE OTHERWISE INSTRUCTED TO APPLY SUCH AMOUNTS AS REPAYMENT OF THE LOAN.

         TERMINATION FOR MAXIMUM INDEBTEDNESS. The Policy will terminate when Indebtedness equals or exceeds the Accumulation Value less the Surrender Charge, if any, that applies if the Policy is surrendered in full. Termination will be effective 61 days after We send notice of the termination to Your last known address and the last known address of any assignee of record. A termination of the Policy may have Federal income tax consequences. (See Part II - Federal Tax Status - Tax Treatment of Loans and Surrenders).

SURRENDERS

         TOTAL SURRENDER. You may terminate the Policy at any time by submitting an Authorized Request to the BMA Service Center. We will pay the Cash Surrender Value to You as of the Business Day the Authorized Request is received in good order and Our liability under the Policy will cease. A Surrender Charge may be assessed.

         PARTIAL SURRENDER. After the first Policy Year, You may surrender a part of the Cash Surrender Value by submitting an Authorized Request to the BMA Service Center. All partial surrenders are subject to the following:

          1.   a partial surrender must be for at least $250.

          2.   unless You  specify  otherwise,  the  partial  surrender  will be deducted on a pro-rata basis from the Fixed Account and the Investment Options; the Surrender Charge and the Partial Surrender Charge are also deducted from the Accumulation Value; You may specify if a different allocation method is to be used; however the proportion to be taken from the Fixed Account may never be greater than the Fixed Account's proportion of the total unloaned Accumulation Value.

          3.   You cannot replace the surrendered Cash Surrender Value.

          4. upon a partial surrender, the Specified Amount may be reduced if the Level Death Benefit Option is in effect. The Specified Amount will not be reduced if the Adjustable Death Benefit Option is in effect. The Specified Amount will be reduced by the amount of the partial surrender if the Policy is not in corridor. (A Policy is in corridor if the Accumulation Value exceeds certain specified percentages as set forth in the Internal Revenue Code.)

          5. a partial surrender is allowed twice each Policy Year and will be limited to such amounts so that the partial surrender will not reduce the Specified Amount below the Minimum Specified Amount, or reduce the remaining Cash Surrender Value below $500.

          6. a pro-rata portion of the Surrender Charge is assessed for any amount by which the Specified Amount is reduced. A Partial Surrender Fee also applies.

8.  OTHER INFORMATION

BMA

Business Men's Assurance Company of America ("BMA" or the "Company"), BMA Tower, 700 Karnes Blvd., Kansas City, Missouri, 64108 was incorporated in 1909 under the laws of the state of Missouri. BMA is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. BMA operates as a Reinsurer in the state of New York. BMA is a wholly owned subsidiary of Assicurazioni Generali S.p.A., which is the largest insurance organization in Italy.


YEAR 2000

Some of BMA's computer systems were written using two digits rather than four to define the applicable year. As a result, those computer systems will not recognize the year 2000 which, if not corrected, could cause disruptions of operations, including, among other things, an inability to process transactions or engage in similar normal business activities.

BMA has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. BMA currently expects the project to be substantially complete by late 1998 which is prior to any anticipated impact on its operating systems. Based on this plan, BMA does not believe that the costs to complete such system modifications or replacement will be material to BMA.

THE SEPARATE ACCOUNT

We have established a separate account, BMA Variable Life Account A (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are being held in Our name on behalf of the Separate Account and legally belong to Us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business We may conduct. All the income, gains and losses (realized and unrealized) resulting from those assets are credited to or charged against the Policies and not against any other Policies We may issue.



DISTRIBUTORS

Jones & Babson, Inc., 700 Karnes Boulevard, Kansas City, Missouri 64108 and Conseco Equity Sales, Inc., 11815 N. Pennsylvania Street, Carmel, Indiana 46032 act as the co-distributors of the Policies. Jones & Babson, Inc. and Conseco Equity Sales, Inc. will each distribute the Policy in different markets through their own distribution systems. Jones & Babson, Inc. was organized under the laws of the state of Missouri on February 23, 1959. Conseco Equity Sales, Inc. was organized under the laws of the state of Texas on July 12, 1965. Jones & Babson, Inc., and Conseco Equity Sales, Inc. are both members of the National Association of Securities Dealers, Inc. Jones & Babson, Inc. is a wholly owned subsidiary of BMA. Conseco Equity Sales, Inc. is not affiliated with BMA.

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for BMA, are also National Association of Securities Dealers (NASD) registered representatives. These persons will receive compensation for this sale.


BMA has entered into a reinsurance arrangement with Great American Reserve Insurance Company ("Great American Reserve") whereby Great American Reserve will reinsure a portion of the risks associated with the Policy. Conseco Equity Sales, Inc. is an affiliate of Great American Reserve.

ADMINISTRATION

We have hired NAVISYS (formerly GENELCO, Incorporated), 9735 Landmark Parkway Drive, St. Louis, Missouri to perform certain administrative services regarding the Policies. The administrative services include issuance of the Policy and maintenance of Policy records. Claims are handled jointly between BMA and NAVISYS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers for any period when:

         1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

         2.  trading on the New York Stock Exchange is restricted;

         3. an emergency  exists as a result of which  disposal of shares of the
         Investment  Options  is  not  reasonably   practicable  or  BMA  cannot
         reasonably value the shares of the Investment Options;

         4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the Fixed Account for not more than six months

OWNERSHIP

         OWNER. You, as the Owner of the Policy, have all of the rights under the Policy. If You die while the Policy is still in force and the Primary Insured is living, ownership passes to a successor Owner or if none, then Your estate becomes the Owner.

         JOINT OWNER. The Policy can be owned by Joint Owners. Authorization of both Joint Owners is required for all Policy changes except for telephone transfers.

         BENEFICIARY. The Beneficiary is the person(s) or entity You name to receive any Death Proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, You can change the Beneficiary at any time before the insured dies. If there is an irrevocable Beneficiary, all Policy changes except Premium allocations and transfers require the consent of the Beneficiary.

         ASSIGNMENT. You can assign the Policy.

                                     PART II

EXECUTIVE OFFICERS AND DIRECTORS OF BMA

The directors and executive officers of BMA and their business experience for the past five years are as follows:

Name and Principal                            Positions and Offices with Depositor and
Business Address *                            Business Experience for the Past Five Years
------------------                            -------------------------------------------
Giorgio Balzer                                Director, Chairman of the Board and
                                              Chief Executive Officer of BMA; U.S.
                                              Representative - Generali - US Branch.


Robert Thomas Rakich                          Director, President and Chief Operating
                                              Officer of BMA from 1995 to present; President
                                              and Chief Executive Officer, Laurentian
                                              Capital Corp., 1988 to October, 1995.


Dennis Keith Cisler                           Senior Vice President - Information
                                              Systems of BMA from 1991 - present.

David Lee Higley                              Senior Vice President and Chief Financial
                                              Officer of BMA from 1989 - present.

Stephen Stanley Soden                         Senior Vice President - Financial Group from
                                              1994 to present; President & Executive Vice
                                              President from 1985 to 1996, BMA Financial
                                              Services, Inc.


Michael Kent Deardorff                        Vice President - BMA Financial Group
                                              Marketing from 1996 - present; Vice
                                              President Annuity from 1994 to 1996;
                                              Vice President - Advance Markets from
                                              1990 to 1994.

James Evan Kilmer                             Vice President of BMA - Taxes.

Edward Scott Ritter                           Senior Vice President - Corporate Development
                                              of BMA from 1998 to present; Vice President
                                              from 1990 to 1998.

David Allen Gates                             Vice President and General Counsel of BMA
                                              from 1998 to present; Regulatory Affairs
                                              Vice President from 1991 to 1998.

Martin Jefferson Fuller                       Senior Vice President - Insurance Distribution
                                              of BMA from 1996 to present; Vice President-
                                              Sales Employee Benefits Division from 1993
                                              to 1996.

Robert Noel Sawyer                            Senior Vice President and Chief Investment
                                              Officer of BMA from 1990 to present.

Vernon Wirt Voorhees II                       Director, Senior Vice President - Corporate
                                              Services and Secretary of BMA since 1995;
                                              Senior Vice President - Corporate Services
                                              and Secretary 1990 to present; Senior Vice
                                              President - Finance 1983-1990.

Margaret Mary Heidkamp                        Vice President - Operations, Variable and
                                              Accumulation Products of BMA from 1998 to
                                              present; Vice President, Management
                                              Services from 1986 to 1998.

Jay Brian Kinnamon                            Vice President and Corporate Actuary of BMA
                                              from 1991 to present.


Susan Annette Sweeney                         Vice President - Treasurer & Controller of BMA
                                              from 1995 to present; Chief Financial
                                              Officer - Dean Machinery 1995; Manager of
                                              Finance - Jackson County, Missouri from
                                              1991 to 1995.
Gerald Wayne Selig                            Vice President and Actuary - Accumulation
                                              Products of BMA from 1998 to present; Actuary-
                                              Accumulation Products from 1996 to 1998;
                                              Actuary - Qualified Plan Services from
                                              1989 to 1996.

Thomas Morton Bloch                           Director of BMA since 1993; Teacher, St.
                                              Francis Xavier School from August 1995 to
                                              present; President and Chief Executive Officer
                                              -H & R Block, Inc. until 1995.

Gianguido Castagno                            Director of BMA since 1990; Vice President-
                                              Head of Valuations Department-Assicurazioni
                                              Generali, S.p.A., Trieste, Italy; Vice
                                              President-Head of Corporate Operations Control
                                              Department to December 1997 - Assicurazioni
                                              Generali.

William Thomas Grant II                       Director of BMA since 1990; President and
                                              Chief Executive Officer, Chairman of the Board
                                              -Labone, from 1997 to present; Chairman and
                                              Chief Executive Officer Seafield Capital
                                              Corporation from 1993 to 1997.

Donald Joyce Hall, Jr.                        Director of BMA since 1990; Hallmark Vice
                                              President-Creative - Hallmark Cards, Inc.;
                                              Hallmark Vice President - Product Development
                                              -Hallmark; Hallmark Vice President - Creative
                                              -Hallmark; General Manager - Keepsakes -
                                              Hallmark; Executive Assistant to Executive
                                              Vice President-Hallmark; Director, Specialty
                                              Store Development-Hallmark.

Allan Drue Jennings                           Director of BMA since 1990; Chairman of the
                                              Board, President and Chief Executive Officer -
                                              Kansas City Power & Light Company.

David Woods Kemper                            Director of BMA since 1991; Chairman of the
                                              Board, President and Chief Executive officer -
                                              Commerce Bancshares, Inc.

Giorgio Liveris                               Director of BMA since 1990; Head of Life
                                              Branch-Assicurazioni Generali, S.p.A.,
                                              Trieste, Italy.

John Kessander Lundberg                       Director of BMA since 1990; Retired.

John Pierre Mascotte                          Director of BMA since 1990; President and
                                              Chief Executive Officer - Blue Cross Blue
                                              Shield of Kansas City, Chairman -Johnson &
                                              Higgins of Missouri, Inc.; Chairman and Chief
                                              Executive Officer - The Continental
                                              Corporation.

Giovanni Perissinotto                         Director of BMA since 1990; Manager of the
                                              Accounting and Investment Department -
                                              Assicurazioni Generali, S.p.A., Trieste,
                                              Italy; General Manager - Assicurazioni
                                              Generali - 1997; Deputy General Manager,
                                              Assicurazioni Generali - 1996; Manager
                                              of the Accounting and Investment Department -
                                              Assicurazioni Generali - 1995; Joint
                                              Manager of the Accounting and Investment
                                              Department - Assicurazioni Generali - 1993.

* Principal Business Address is BMA Tower, 700 Karnes Blvd., Kansas City, MO 64108-3306


OFFICERS AND DIRECTORS OF JONES & BABSON, INC.

As of July 31, 1998, the following are the officers and directors of Jones & Babson, Inc. and their position with Jones & Babson, Inc.

Name and Principal
Business Address *                            Position with Jones & Babson, Inc.
------------------                            -------------------------------------------

Larry D. Armel                                President, Director and Chief Executive
                                              Officer

P. Bradley Adams                              Vice President, Chief Financial Officer
                                              and Treasurer

Michael A. Brummel                            Vice President, Assistant Secretary and
                                              Assistant Treasurer

Martin A. Cramer                              Vice President and Secretary

John G. Dyer                                  Assistant Secretary and Legal Counsel

Constance B. Martin                           Assistant Vice President

Roy M. Moura                                  Vice President

Stephen S. Soden                              Chairman of the Board and Director

Giorgio Balzer                                Director

Robert T. Rakich                              Director

Edward S. Ritter                              Director

Robert N. Sawyer                              Director

Vernon W. Voorhees II                         Director

*Principal business address is 700 Karnes Boulevard, Kansas City, Missouri 64108-3306.


OFFICERS AND DIRECTORS OF CONSECO EQUITY SALES, INC.

As of July 31, 1998, the following are the officers and directors of Conseco Equity Sales, Inc. and their position with Conseco Equity Sales, Inc.

Name and Principal
Business Address *                            Position with Conseco Equity Sales, Inc.
------------------                            -------------------------------------------

L. Gregory Gloeckner                          President and Director

William P. Latimer                            Vice President, Senior Counsel, Secretary
                                              and Director

James S. Adams                                Senior Vice President, Treasurer and
                                              Director

William T. Devanney, Jr.                      Senior Vice President, Corporate Taxes

Christene H. Darnell                          Vice President, Management Reporting

Lisa M. Zimmerman                             Assistant Vice President, Corporate Taxes

Christine E. Monical                          Second Vice President and Assistant
                                              General Counsel

*Principal Business Address is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.




VOTING

In accordance with Our view of present applicable law, We will vote the shares of the Investment Options at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which We have not received instructions in the same proportion as We vote shares for which We have received instructions. We will vote shares We own in the same proportion as We vote shares for which We have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result We determine that it is permitted to vote the shares of the funds in Our own right, We may elect to do so.

The voting  interests of the Owner in the funds will be  determined  as follows:
Owners may cast one vote for each $100 of Accumulation Value of a Policy which is allocated to an Investment Option on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by Us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Options in which he or she has an interest, proxy material and a form with which to give such voting instructions.

         DISREGARD OF VOTING INSTRUCTIONS. We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Option to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Option. We may also disapprove changes in the investment policy initiated by Owners or trustees of the funds, if such disapproval is reasonable and is based on a good faith determination by Us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Options or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by Us or of an affiliated company. In the event We do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to Owners.

LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE

The amount of the Surrender Charge on the Policies may be reduced or eliminated when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Surrender Charge will be determined by Us after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Policies with fewer sales contacts.

     2. The total  amount of  Premiums to be received  will be  considered.  Per
Policy sales expenses are likely to be less on larger Premium payments than on smaller ones.

     3. Any prior or existing relationship with Us will be considered. Per Policy sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Policy with fewer sales contacts.

     4. There may be other circumstances, of which We are not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, We determine that there will be a reduction in sales expenses, We may provide for a reduction or elimination of the Surrender Charge.

The Surrender Charge may be eliminated when the Policies are issued to an officer, director or employee of BMA or any of Our affiliates. In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

NET AMOUNT AT RISK

     LEVEL DEATH BENEFIT. For the Level Death Benefit Option, the Net Amount at Risk is the greater of:

          1. the Specified Amount divided by 1.0032737 less the Accumulation Value; and

          2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage (shown in Part 2 Section 5 Death Benefit) divided by 1.0032737, less the Accumulation Value.

     ADJUSTABLE DEATH BENEFIT OPTION. For the Adjustable Death Benefit Option, the Net Amount at Risk is the greater of:

          1. the Specified Amount plus the Accumulation Value divided by 1.0032737, less the Accumulation Value, and

          2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage divided by 1.0032737, less the Accumulation Value.

MATURITY DATE

The Policy provides that We will pay the Accumulation Value of the Policy, less Indebtedness, to You on the Maturity Date if the Primary Insured is then living. Unless an extension is requested, the Maturity Date will be the Policy Anniversary Date nearest the Primary Insured's 100th birthday.

At any time within the twelve calendar months prior to the Maturity Date, You may request that the Maturity Date be extended through the Extension of Maturity Date Rider. If We received Your written request prior to the Maturity Date and all past due Monthly Deductions have been paid, the Policy will continue in force beyond the Maturity Date until the earlier of the death of the Primary Insured or the date that We receive Your request to surrender the Policy.

No rider will be extended past the original Policy Maturity Date.

Once the Maturity Date extension is in place, the Death Benefit will be the Accumulation Value, less any Indebtedness. The Monthly Deduction will no longer be deducted and no new Premiums will be accepted. Interest or loans, if any, will continue to accrue and will be added to the total Indebtedness.

Loan repayments will be accepted.

There is no charge for this rider.

MISSTATEMENT OF AGE OR SEX

The age of the Primary Insured is the Age nearest the Primary Insured's birthday on the Policy Date or Policy Anniversary, determined from the date of birth shown in the application. If the date of birth or sex shown on the Policy
Schedule is not correct, the Death Benefit will be adjusted to that which would be purchased by the most recent cost of insurance charge at the correct date of birth and sex.

OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Primary Insured's lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Primary Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to Premiums paid less loans and less any surrenders.

PAYMENT OPTIONS

The Death Proceeds may be paid in a lump sum or may be applied to one of the following Payment Options:

         Option 1-         Life Annuity

         Option 2-         Life Annuity with 120 or 240 Monthly Annuity Payments
                           Guaranteed
         Option 3-         Joint and Last Survivor Annuity

         Option 4- Joint and Last Survivor Annuity with 120 or 240 Monthly Annuity Payments Guaranteed.

You or the Beneficiary can select to have the Payment Options payable on either a fixed or variable basis.

FEDERAL TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON BMA'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO LIFE INSURANCE IN GENERAL. BMA CANNOT
PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. SECTION 7702 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED ("CODE"), DEFINES THE TERM "LIFE INSURANCE CONTRACT" FOR PURPOSES OF THE CODE. BMA BELIEVES THAT THE POLICIES TO BE ISSUED WILL QUALIFY AS "LIFE INSURANCE CONTRACTS" UNDER SECTION 7702. BMA DOES NOT GUARANTEE THE TAX STATUS OF THE POLICIES. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICIES MAY NOT BE TREATED AS "LIFE INSURANCE" UNDER FEDERAL INCOME TAX LAWS. PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS.

         INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

BMA is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from BMA and its operations form a part of BMA.

         DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as these Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

     On March 2, 1989, the Treasury  Department issued Regulations  (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer".

BMA intends that each Investment Option underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the Owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy Owner was not the Owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the Owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the Owner of the assets of the Separate Account.

Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

         TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, BMA has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While BMA has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with BMA's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

         POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, the Company believes that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under
Section 101(a) of the Code. Also, the Owner is not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

         TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as indebtedness of the Owner and not a distribution. Upon complete surrender, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy Owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy Owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

         MULTIPLE POLICIES. The Code further provides that multiple MEC that are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. Policy Owners should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

         TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. Policy Owners should therefore consult competent tax advisers should they wish to assign or change the Owner of their Policies.

         QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, a purchaser should not do so until he has consulted a competent Qualified Plans consultant.

         INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy Owner are subject to federal income tax withholding. However, the Policy Owner in most cases may elect not to have taxes withheld. The Policy Owner may be required to pay penalties under the estimated tax rules, if the Policy Owner's withholding and estimated tax payments are insufficient.

REPORTS TO OWNERS

We will at a minimum send to each Owner semi-annual and annual reports of the Investment Options. Within 30 days after each Policy Anniversary, an annual statement will be sent to each Owner. We may elect to send these more often. The statement will show the current amount of Death Benefit payable under the Policy, the current Accumulation Value, the current Cash Surrender Value, current Loans and will show all transactions previously confirmed. The statement will also show Premiums paid and all charges deducted during the Policy Year.

Confirmations will be mailed to Policy Owners within seven days of the transaction of: (a) the receipt of Premium; (b)any transfer between Investment Options; (c)any loan, interest repayment, or loan repayment; (d)any surrender;
(e) exercise of the free look privilege; and (f) payment of the Death Benefit under the Policy. Upon request a Policy Owner shall be entitled to a receipt of Premium payment.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

EXPERTS

The consolidated financial statements of Business Men's Assurance Company of America at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, have been audited by Ernst & Young LLP, 1200 Main Street, Kansas City, Missouri 64106, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

There are no financial statements for the Separate Account because as of the date of this prospectus it has not yet commenced operations.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                         JUNE 30, 1998    DECEMBER 31, 1997
                                                                          (UNAUDITED)
                                                                       ---------------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
   Securities available-for-sale, at fair value:
       Fixed maturities (amortized cost - $1,200,870 in 1998
         and $1,308,458 in 1997)                                             $1,219,618       $1,326,018
       Equity securities (cost - $53,381 in 1998 and $46,807 in
         1997)                                                                   61,438           57,806
   Mortgage loans on real estate, net of allowance for losses
     of $9,185 in 1998 and $8,435 in 1997                                       834,253          842,149
   Policy loans                                                                  61,139           62,207
   Short-term investments                                                        63,105           47,507
   Other                                                                          4,007            3,424
                                                                       --------------------------------------
Total investments                                                             2,243,560        2,339,111
Cash                                                                              9,646                -
Accrued investment income                                                        17,863           18,520
Premium and other receivables                                                    11,852           10,606
Deferred policy acquisition costs                                               121,145          125,065
Property, equipment and software                                                 16,527           16,753
Reinsurance recoverables:
   Paid benefits                                                                  8,372            6,588
   Benefits and claim reserves ceded                                             76,798           72,000
Other assets                                                                     15,685           16,216
Assets held in separate accounts                                                206,875           76,964
                                                                       --------------------------------------
Total assets                                                                 $2,728,323       $2,681,823
                                                                       ======================================

See accompanying notes to unaudited financial statements.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                         JUNE 30, 1998    DECEMBER 31, 1997
                                                                           (UNAUDITED)
                                                                       ---------------------------------------
                                                                                (In Thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY
 Future policy benefits:
   Life and annuity                                                          $1,244,302       $1,259,319
   Health                                                                        88,909           87,883
Contract account balances                                                       626,768          699,244
Policy and contract claims                                                       62,653           58,381
Unearned revenues                                                                13,311           11,284
Other policyholder funds                                                         15,111           14,286
Outstanding checks in excess of bank balances                                         -            2,669
Current income taxes payable                                                      3,291            2,158
Deferred income taxes                                                            14,539           12,244
Payable to affiliate                                                                505              799
Other liabilities                                                                48,601           72,858
Liabilities related to separate accounts                                        206,875           76,964
                                                                       ---------------------------------------
Total liabilities                                                             2,324,865        2,298,089

Commitments and contingencies                                                        --                -

Stockholder's equity:
   Preferred stock of $1 par value; authorized 3,000,000
     shares, none issued and outstanding                                             --                -
   Common stock of $1 par value; authorized 24,000,000
     shares, 12,000,000 shares issued and outstanding                            12,000           12,000
   Paid-in capital                                                               40,106           40,106
   Net unrealized gains on securities                                            13,237           14,364
   Retained earnings                                                            338,115          317,264
                                                                       ---------------------------------------
Total stockholder's equity                                                      403,458          383,734
                                                                       ---------------------------------------
Total liabilities and stockholder's equity                                   $2,728,323       $2,681,823
                                                                       =======================================

See accompanying notes to unaudited financial statements.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                      Consolidated Statements of Operations
                      (Unaudited)

                                                                    SIX MONTHS ENDED JUNE 30
                                                                     1998             1997
                                                               -----------------------------------
                                                                         (In Thousands)

Revenues:
   Premiums:
     Life and annuity                                                   $81,754         $75,405
     Health                                                              16,207          24,935
   Other insurance considerations                                        19,525          19,064
   Net investment income                                                 89,960          82,754
   Realized gains, net                                                    9,233           3,661
   Other income                                                          22,370          16,669
                                                                -----------------------------------
Total revenues                                                          239,049         222,488

Benefits and expenses:
   Life and annuity benefits                                             76,081          62,277
   Health benefits                                                        8,572          17,071
   Increase in policy liabilities including
     interest credited to account balances                               46,780          49,828
   Real estate expense, net                                                   -             819
   Commissions                                                           26,807          26,674
   (Increase) decrease in deferred policy acquisition costs               3,457          (1,814)
   Taxes, licenses and fees                                               2,061           2,593
   Other operating costs and expenses                                    44,500          41,949
                                                                -----------------------------------
Total benefits and expenses                                             208,258         199,397
                                                                -----------------------------------
Earnings before taxes on income                                          30,791          23,091
Income tax expense                                                        9,940           8,303
                                                                -----------------------------------
Net earnings                                                          $  20,851       $  14,788
                                                                ===================================

See accompanying notes to unaudited financial statements.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                 Consolidated Statements of Stockholder's Equity
                           (Unaudited)

                                                                    SIX MONTHS ENDED JUNE 30
                                                                     1998             1997
                                                               -----------------------------------
                                                                         (In Thousands)

Common stock:
   Balance at beginning and end of year                             $   12,000        $  12,000

Paid-in capital:
   Balance at beginning of year                                         40,106           40,106

Net unrealized gains on securities:
   Balance at beginning of year:                                        14,364            3,686
     Change in net unrealized gains                                     (1,127)          (1,522)
                                                               -----------------------------------
   Balance at end of period                                             13,237            2,164

Retained earnings:
   Balance at beginning of year:                                       317,264          281,075
     Net earnings                                                       20,851           14,788
     Dividends declared                                                      -                -
                                                               -----------------------------------
   Balance at end of period                                            338,115          295,863
                                                               -----------------------------------
Total stockholder's equity                                           $ 403,458        $ 350,133
                                                               ===================================

See accompanying notes to unaudited financial statements.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                           SIX MONTHS ENDED JUNE 30
                                                                             1998             1997
                                                                      ----------------------------------
                                                                                (In Thousands)
OPERATING ACTIVITIES
Net earnings                                                                $  20,851        $  14,788
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Deferred income tax                                                        2,870            4,301
     Realized gains, net                                                       (9,233)          (3,661)
     Premium amortization (discount accretion), net                              (560)            (514)
     Policy loans lapsed in lieu of surrender benefits                          1,826            2,352
     Depreciation                                                               1,404            1,850
     Amortization                                                                 391              391
     Changes in assets and liabilities:
       (Increase) decrease in accrued investment income                           657             (818)
       Increase in receivables and reinsurance recoverables                    (8,122)          (5,912)
       Policy acquisition costs deferred                                      (11,508)         (14,625)
       Deferred policy acquisition costs amortized                             14,964           12,811
       (Increase) decrease in income taxes recoverable                          1,110           (2,510)
       Increase in accrued policy benefits, claim reserves,
         unearned revenues and policyholder funds                              20,870           13,808
       Interest credited to policyholder accounts                              38,494           38,338
       Increase in outstanding checks in excess of bank balances               (2,669)          (2,922)
       (Increase) decrease in other assets and other                           (3,532)             634
         liabilities, net
     Other, net                                                                (1,679)            (806)
                                                                       ----------------------------------
Net cash provided by operating activities                                      66,134           57,505

INVESTING ACTIVITIES Purchases of investments:
   Securities available-for-sale
      Fixed Maturities                                                       (257,275)        (259,428)
      Equity                                                                  (20,416)         (11,332)
   Mortgage and policy loans                                                 (129,592)        (127,648)

Sales, calls or maturities of  investments:
  Maturities  and calls of securities
   available-for-sale:
      Fixed Maturities                                                        143,873           88,020
   Sales of securities available-for-sale:
      Fixed Maturities                                                        227,053          108,208
      Equity                                                                   16,967            7,514

   Mortgage and policy loans                                                  137,924           49,999
   Real estate                                                                      -            1,544
Purchase of property, equipment and software                                     (560)            (858)
Net (increase) decrease in short-term investments                             (15,598)           7,348
Distributions from unconsolidated related parties                                 653              983
                                                                       ----------------------------------
Net cash provided (used) in investing activities                              103,029         (135,650)


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                Consolidated Statements of Cash Flows (continued)
                  (Unaudited)

                                                                        SIX MONTHS ENDED JUNE 30
                                                                          1998           1997
                                                                     -------------------------------
                                                                             (In Thousands)

FINANCING ACTIVITIES


Net proceeds (disbursements) of interest sensitive and
   investment type contracts                                         $     (138,654)    $   78,145
Net proceeds from reverse repurchase borrowing                                              20,031
Retirement of reverse repurchase borrowing                                  (20,863)       (20,031)
                                                                     -------------------------------
Net cash provided (used) by financing activities                           (159,517)        78,145
                                                                     -------------------------------
Net increase in cash                                                          9,646              -
Cash at beginning of year                                                         -              -
                                                                     -------------------------------
Cash at end of period                                                $        9,646  $           -
                                                                     ===============================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 For purposes of the statements of cash flows, Business Men's
   Assurance  Company of America considers only cash on hand
  and demand deposits to be cash.
Cash paid (received) during the year for:
   Income taxes                                                            $  4,352       $  5,579
   Interest paid on reverse repurchase borrowing                                299            370
                                                                     -------------------------------
                                                                           $  4,651       $  5,949
                                                                     ===============================

See accompanying notes to unaudited financial statements.




                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                   Notes to Unaudited Consolidated Financial Statements

                                  June 30, 1998

1. These Financial Statements are unaudited but, in management's opinion, include all adjustments necessary for a fair presentation of the results.

2. These interim financial statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1997. The results of operations for any interim period are not necessarily indicative of the Company's operating results for a full year.

3. Certain amounts from the prior period's financial statements have been reclassified to conform with the current period's presentation.

4.   In 1998, the Company adopted  Statement of Financial  Accounting  Standards
     (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those due to owner investments and distributions. It includes unrealized gains and losses on available-for-sale securities. This standard does not change the display or components of net income; rather,
     comprehensive   income  is  displayed  as  a  separate   statement  in  the
     Consolidated Statement of Comprehensive Income and as a component in the Consolidated Balance Sheet, and the Consolidated Statement of Stockholders' Equity.

     Total comprehensive income amounted to $19,724,000 during the first six months of 1998 and $13,266,000 during the first six months of 1997.



                        CONSOLIDATED FINANCIAL STATEMENTS

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                  (A MEMBER OF THE GENERALI GROUP OF COMPANIES)
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                        Consolidated Financial Statements
                     Years ended December 31, 1997 and 1996

                                    CONTENTS

Report of Independent Auditors................................................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets...................................................2
Consolidated Statements of Operations.........................................4
Consolidated Statements of Stockholder's Equity...............................5
Consolidated Statements of Cash Flows.........................................6
Notes to Consolidated Financial Statements....................................8


                         Report of Independent Auditors

The Board of Directors

Business Men's Assurance Company of America

We have audited the accompanying consolidated balance sheets of Business Men's Assurance Company of America (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Business Men's Assurance Company of America at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             /s/ERNST & YOUNG LLP
                         [GRAPHIC OMITTED]

Kansas City, Missouri
February 6, 1998




                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                           Consolidated Balance Sheets

                                                                                   DECEMBER 31
                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

ASSETS

Investments (Notes 1 and 3): Securities available-for-sale, at fair value:
     Fixed maturities (amortized cost - $1,308,458 in 1997
       and $1,286,888 in 1996)                                               $1,326,018       $1,288,934
     Equity securities (cost - $46,807 in 1997 and $28,644 in
       1996)                                                                     57,806           32,350
   Mortgage loans on real estate, net of allowance for losses
     of $8,435 in 1997 and $6,879 in 1996                                       842,149          704,356
   Real estate (Note 1)                                                               -            5,498
   Policy loans                                                                  62,207           65,225
   Short-term investments                                                        47,507           39,991
   Other                                                                          3,424            3,830
                                                                       ------------------------------------
Total investments                                                             2,339,111        2,140,184





Accrued investment income                                                        18,520           18,539
Premium and other receivables                                                    10,606           11,817
Deferred policy acquisition costs                                               125,065          131,025
Property, equipment and software (Note 6)                                        16,753           18,890
Reinsurance recoverables:

   Paid benefits                                                                  6,588            3,948
   Benefits and claim reserves ceded                                             72,000           58,177
Other assets (Note 1)                                                            16,216           16,923
Assets held in separate accounts (Note 1)                                        76,964                -
                                                                       ------------------------------------
Total assets                                                                 $2,681,823       $2,399,503
                                                                       ====================================

                                                                                   DECEMBER 31
                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY
Future policy benefits:
   Life and annuity (Note 10)                                                $1,259,319       $1,192,497
   Health                                                                        87,883           75,914
Contract account balances                                                       699,244          636,656
Policy and contract claims                                                       58,381           58,617
Unearned revenues                                                                11,284           13,813
Other policyholder funds                                                         14,286           15,429
Outstanding checks in excess of bank balances                                     2,669            4,673
Current income taxes payable (Note 7)                                             2,158            4,345
Deferred income taxes (Note 7)                                                   12,244           14,912
Payable to affiliate (Note 10)                                                      799              972
Other liabilities                                                                72,858           44,808
Liabilities related to separate accounts (Note 1)                                76,964                -
                                                                       ------------------------------------
Total liabilities                                                             2,298,089        2,062,636

Commitments and contingencies (Note 5)

Stockholder's equity (Notes 2 and 11):
   Preferred stock of $1 par value; authorized 3,000,000

     shares, none issued and outstanding                                              -                -
   Common stock of $1 par value; authorized 24,000,000

     shares, 12,000,000 shares issued and outstanding

                                                                                 12,000           12,000
   Paid-in capital                                                               40,106           40,106
   Net unrealized gains (losses) on securities                                   14,364            3,686
   Retained earnings                                                            317,264          281,075
                                                                       ------------------------------------
Total stockholder's equity                                                      383,734          336,867
                                                                       ------------------------------------
Total liabilities and stockholder's equity                                   $2,681,823       $2,399,503
                                                                       ====================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Operations

                                                                       YEAR ENDED DECEMBER 31
                                                              1997             1996              1995
                                                        -----------------------------------------------------
                                                                           (In Thousands)

Revenues:
   Premiums:
     Life and annuity                                         $154,602         $142,461         $130,360
     Health                                                     43,518           60,491           47,294
   Other insurance considerations                               37,928           38,780           37,183
   Net investment income (Note 3)                              167,346          145,629          124,605
   Realized gains, net (Note 3)                                  5,121            5,906            4,290
   Other income                                                 35,941           26,802           23,394
                                                        ---------------------------------------------------
Total revenues                                                 444,456          420,069          367,126

Benefits and expenses:

   Life and annuity benefits                                   126,345          122,915          111,734
   Health benefits                                              27,812           42,224           40,132
   Increase in policy liabilities including
     interest credited to account balances                     104,581           94,530           65,017
   Real estate expense, net                                        932              551              649
   Commissions                                                  53,622           55,180           54,176
   Increase in deferred policy acquisition costs                (1,229)          (5,459)         (16,366)
   Taxes, licenses and fees                                      4,654            5,229            5,251
   Other operating costs and expenses                           89,018           76,647           82,604
                                                        ---------------------------------------------------
Total benefits and expenses                                    405,735          391,817          343,197
                                                        ---------------------------------------------------

Earnings from continuing operations before income
   tax expense                                                  38,721           28,252           23,929
Income tax expense (Note 7)                                      2,532           10,168            8,503
                                                        ---------------------------------------------------
Earnings from continuing operations                             36,189           18,084           15,426

Discontinued operations (Note 12):
   Gain on sale of discontinued operations, net of
     income tax expense of $735 in 1996 and $3,352
     in 1995                                                         -            1,416            6,355
                                                        ---------------------------------------------------
Earnings from discontinued operations                                -            1,416            6,355
                                                        ---------------------------------------------------
Net earnings                                                 $  36,189        $  19,500        $  21,781
                                                        ===================================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                 Consolidated Statements of Stockholder's Equity

                                                                     YEAR ENDED DECEMBER 31
                                                            1997             1996              1995
                                                      -----------------------------------------------------
                                                                         (In Thousands)

Common stock:

   Balance at beginning and end of year                    $  12,000        $  12,000         $  12,000

Paid-in capital:
   Balance at beginning of year                               40,106           25,106            25,106
      Additional paid-in capital                                   -           15,000                 -
                                                      ----------------------------------------------------
   Balance at end of year                                     40,106           40,106            25,106

Net unrealized gains (losses) on securities:

   Balance at beginning of year                                3,686           15,297           (28,865)
     Change in net unrealized gains (losses)                  10,678          (11,611)           44,162
                                                      ----------------------------------------------------
   Balance at end of year                                     14,364            3,686            15,297

Retained earnings:

   Balance at beginning of year                              281,075          266,575           252,794
     Net earnings                                             36,189           19,500            21,781
     Dividends declared (Note 2)                                   -           (5,000)           (8,000)
                                                      ----------------------------------------------------
   Balance at end of year                                    317,264          281,075           266,575
                                                      ----------------------------------------------------
Total stockholder's equity                                  $383,734         $336,867          $318,978
                                                      ====================================================

See accompanying notes.



                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                      Consolidated Statements of Cash Flows

                                                                           YEAR ENDED DECEMBER 31
                                                                       1997         1996         1995

                                                                  -----------------------------------------
                                                                               (In Thousands)

OPERATING ACTIVITIES

Net earnings                                                        $  36,189     $  19,500    $  21,781
Adjustments to reconcile net earnings to net cash
   provided by operating activities:

     Deferred income tax (benefit)                                     (8,416)        4,146        7,025
     Realized gains, net                                               (5,121)       (5,906)      (4,290)
     Gain on disposal of discontinued segment                               -        (2,151)      (7,417)
     Discount accretion, net                                             (975)       (1,246)      (1,090)
     Policy loans lapsed in lieu of surrender benefits                  1,021         2,996        3,201
     Depreciation                                                       3,778         4,153        4,817
     Amortization                                                         782           782          782
     Changes in assets and liabilities:

       (Increase) decrease in accrued investment income                    19        (1,392)      (1,719)
       (Increase) decrease in receivables and reinsurance
         recoverables                                                 (15,425)        2,761      (19,425)
       Policy acquisition costs deferred                              (28,449)      (31,745)     (40,510)
       Policy acquisition costs amortized                              27,220        26,286       24,144
       (Increase) decrease in income taxes recoverable                 (2,187)        5,518       (4,546)
       Increase in accrued policy benefits, claim
         reserves, unearned revenues and policyholder funds            30,777        32,331        4,574
       Interest credited to policyholder accounts                      79,312        69,494       56,358
       Increase (decrease) in outstanding checks in excess of

         bank balances                                                 (2,004)          805        3,868
       Decrease in other assets and other liabilities, net              7,269           412        1,133
       Decrease in net asset of discontinued operations                     -             -        1,335
     Other, net                                                          (433)       (1,208)        (179)
                                                                  -----------------------------------------
Net cash provided by operating activities                             123,357       125,536       49,842

INVESTING ACTIVITIES
Purchases of investments:

   Securities available-for-sale:
     Fixed maturities                                                (464,419)     (527,172)    (592,373)
     Equity securities                                                (31,625)      (17,586)     (12,537)
   Mortgage and policy loans                                         (237,990)     (259,438)    (159,521)
   Other                                                                    -             -         (269)
Sales, calls or maturities of  investments:
 Maturities  and calls of securities
   available-for-sale:
     Fixed maturities                                                 167,000       117,057      108,472
     Equity securities                                                      -             -        2,031
   Sales of securities available-for-sale:
     Fixed maturities                                                 284,124       238,051      263,650
     Equity securities                                                 14,379        12,444        6,223
   Mortgage and policy loans                                           98,554        66,934       41,753
   Real estate                                                          5,854         2,194          502


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                Consolidated Statements of Cash Flows (continued)



                                                                           YEAR ENDED DECEMBER 31
                                                                       1997         1996         1995

                                                                  -----------------------------------------
                                                                               (In Thousands)

INVESTING ACTIVITIES (CONTINUED)

Purchase of property, equipment and software                      $    (1,949)  $      (290)  $   (2,659)
Net (increase) decrease in short-term investments                      (7,516)       36,272       13,264
Proceeds from sale of discontinued operations                               -           632        5,426
Distributions from unconsolidated related parties                       1,514           718            2
                                                                  -----------------------------------------
Net cash used in investing activities                                (172,074)     (330,184)    (326,036)

FINANCING ACTIVITIES

Dividends paid                                                              -        (5,000)      (8,000)
Additional paid-in capital                                                  -        15,000            -
Deposits from interest sensitive and investment type contracts        323,487       381,865      401,681
Withdrawals from interest sensitive and investment type contracts    (295,633)     (187,217)    (120,956)
Net proceeds from reverse repurchase borrowing                         40,925        35,173            -
Retirement of reverse repurchase borrowing                            (20,062)      (35,173)           -
                                                                  -----------------------------------------
Net cash provided by financing activities                              48,717       204,648      272,725
                                                                  -----------------------------------------

Net decrease in cash                                                        -             -       (3,469)
Cash at beginning of year                                                   -             -        3,469
                                                                  =========================================
Cash at end of year                                               $           - $           -$           -
                                                                  =========================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
For purposes of the statements
of cash flows, Business Men's
   Assurance Company of America considers only cash on hand and demand deposits to be cash

Cash paid during the year for:

   Income taxes                                                     $  13,135    $    1,239   $    9,376
                                                                  =========================================

   Interest paid on reverse repurchase borrowing                  $       369   $       620  $           -
                                                                  =========================================

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES

Real estate acquired through foreclosure                           $    1,236    $    3,033   $    5,156
                                                                  =========================================

See accompanying notes.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)
                   Notes to Consolidated Financial Statements
                                December 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Business Men's Assurance Company of America (the Company) is a Missouri-domiciled life insurance company licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual and group insurance and investment products both directly, primarily distributed through general agencies, and through reinsurance assumptions. Assicurazioni Generali S.p.A. (Generali), an Italian insurer, is the ultimate parent company.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS

The Company's entire investment portfolio is designated as available-for-sale. Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs (DPAC) and deferred income taxes, are reported as unrealized gains or losses directly in stockholder's equity and, accordingly, have no effect on net income. The DPAC offset to the unrealized gains or losses represents valuation adjustments or reinstatements of DPAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The   amortized   cost   of   fixed   maturity    investments    classified   as
available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Mortgage loans and mortgage-backed securities are carried at unpaid balances adjusted for accrual of discount and allowances for other than temporary decline in value. Policy loans are carried at unpaid balances.

Real estate is stated at the lower of cost or fair value. At December 31, 1997, no real estate was owned; at December 31, 1996, real estate was carried net of a valuation allowance of $2,344,000. Profit is recognized on real estate sales when down payment,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

continuing investment and transfer of risk criteria have been satisfied. Property, equipment and software, and the home office building are generally valued at cost, including development costs, less allowances for depreciation and other than temporary decline in value.

Property, equipment and software are being depreciated over the estimated useful lives of the assets, principally on a straight-line basis. Depreciation rates on these assets are set forth in Note 6.

Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in net earnings on the specific identification basis.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

DEFERRED POLICY ACQUISITION COSTS

Certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred acquisition costs are being amortized over a period of not more than 25 years in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

For universal life-type insurance and investment-type products, the deferred policy acquisition costs are amortized over a period of not more than 25 years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred  policy   acquisition   costs  are  evaluated  to  determine  that  the
unamortized portion of such costs does not exceed recoverable amounts after considering anticipated investment income.

RECOGNITION OF INSURANCE REVENUE AND RELATED EXPENSES

For limited payment and other traditional life insurance policies, premium income is reported as earned when due with past-due premiums being reserved. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs. Accident and health premium revenue is recognized on a pro rata basis over the terms of the policies.

For universal life and investment-type policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as other insurance considerations revenue when charged to policyholders' accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life-type contracts through the amortization of policy acquisition costs and deferred front-end expense charges with estimated gross profits from mortality, interest, surrender and expense.

POLICY LIABILITIES AND CONTRACT VALUES

The liability for future policy benefits for limited payment and other traditional life insurance contracts has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.25% to 8.50%, depending on the year of issue; withdrawal rates for individual life policies issued in 1966 and after are based on Company experience, and policies issued prior to 1966 are based on industry tables; and mortality rates are based on mortality tables that consider Company experience. The liability for future policy benefits is graded to reserves stipulated by the policy over a period of 20 to 25 years or the end of the premium paying period, if less.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For universal life and investment-type contracts, the account value before deduction of any surrender charges is held as the policy liability. An additional liability is established for deferred front-end expense charges on universal life-type policies. These expense charges are recognized in income as insurance considerations using the same assumptions as are used to amortize deferred policy acquisition costs.

Claims and benefits payable for reported disability income claims have been computed as the present value of expected future benefit payments based on estimates of future investment yields and claim termination rates. The amount of benefits payable included in the future policy benefit reserves and policy and contract claims for December 31, 1997 and 1996 was $47,211,000 and $38,694,000, respectively. Interest rates used in the calculation of future investment yields vary based on the year the claim was incurred and range from 3% to 8.75%. Claim termination rates are based on industry tables.

Other accident and health claims and benefits payable for reported claims and incurred but not reported claims are estimated using prior experience. The methods of calculating such estimates and establishing the related liabilities are periodically reviewed and updated. Any adjustments needed as a result of periodic reviews are reflected in current operations.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided in the consolidated financial statements to recognize temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws (Note 7). Temporary differences are principally related to deferred policy acquisition costs, the provision for future policy benefits, accrual of discounts on investments, accelerated depreciation and unrealized investment gains and losses.

SEPARATE ACCOUNTS

These accounts arise from two lines of business, variable annuities and MBIA insured guaranteed investment contracts (GIC). The separate account assets are legally segregated and are not subject to the claims which may arise from any other business of the Company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The assets and liabilities of the variable line of business are reported at fair value since the underlying investment risks are assumed by the policyowners. Investment income and gains or losses arising from the variable line of business accrue directly to the policy owners and are, therefore, not included in investment earnings in the accompanying consolidated statement of operations. Revenues to the Company from variable products consist primarily of contract maintenance charges and administration fees. Separate account assets and liabilities for the variable line of business totaled $30,000 on December 31, 1997.

The assets of the MBIA GIC line of business are maintained at an amount equal to the related liabilities. These assets related to the MBIA GIC line of business include securities available-for-sale reported at fair value and mortgage loans carried at unpaid balances. Changes in fair values of available-for-sale securities, net of deferred income taxes, are reported as unrealized gains or losses directly in stockholders equity.

The liabilities are reported at the original deposit amount plus accrued interest guaranteed to the contractholders. Investment income and gains or losses arising from MBIA GIC investments are included in investment earnings in the accompanying consolidated statement of operations. The guaranteed interest payable is included in the increase in policy liabilities in the accompanying consolidated statement of operations. Separate account assets and liabilities for the MBIA GIC line of business totaled $76,934,000 on December 31, 1997.

INTANGIBLE ASSETS

Goodwill of $12,323,000, net of accumulated amortization of $3,325,000 resulting from the acquisition of a subsidiary, is included in other assets. Goodwill is being amortized over a period of 20 years on a straight-line basis, and amortization amounted to $782,000 for each of the years ended December 31, 1997, 1996 and 1995.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial
Instruments," requires disclosure of fair value information about financial instruments, whether or not

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company:



                                               DECEMBER 31, 1997                 DECEMBER 31, 1996
                                        --------------------------------- ---------------------------------
                                            CARRYING          FAIR            CARRYING          FAIR
                                             AMOUNT          VALUE             AMOUNT          VALUE
                                        --------------------------------- ---------------------------------
                                                                  (In Thousands)

Fixed maturities (Note 3)                    $1,326,018      $1,326,018        $1,288,934      $1,288,934
Equity securities (Note 3)                       57,806          57,806            32,350          32,350
Mortgage loans                                  842,149         867,552           704,356         707,915
Policy loans                                     62,207          57,491            65,225          60,735
Short-term investments                           47,507          47,507            39,991          39,991
Reinsurance recoverables:
   Paid benefits                                  6,588           6,588             3,948           3,948
   Benefits and claim reserves                   72,000          72,000            58,177          58,177
Assets held in separate accounts                 76,964          77,061                 -               -
Mortgage loan commitments (Note 5)                    -          74,469                 -          46,735
Investment-type insurance
   contracts (Note 4)                         1,277,362       1,256,129         1,097,821       1,078,326

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

     Off-balance-sheet   instruments:   The  fair  value  for  outstanding  loan
     commitments approximates the amount committed, as all loan commitments were made within the last 60 days of the year.

     Mortgage loans and policy loans: The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

     Flexible and single premium deferred annuities: The cash surrender value of flexible and single premium deferred annuities approximates their fair value.

     Guaranteed investment contracts: The fair value for the Company's liabilities under guaranteed investment contracts is estimated using discounted cash flow analyses, using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Supplemental contracts without life contingencies: The carrying amounts of supplemental contracts without life contingencies approximate their fair values.

     Reinsurance recoverables: The carrying values of reinsurance recoverables approximate their fair values.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company becomes a party to various financial transactions to reduce its exposure to fluctuations in interest rates. In 1997, the Company entered into interest rate swap contracts for the purpose of converting the variable interest

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

rate characteristics of certain investments to fixed rates to match those of the related insurance liabilities (guaranteed investment contracts) that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income as incurred. The notional amount of these contracts were $25,000,000 at December 31, 1997.

POSTRETIREMENT BENEFITS

The projected future cost of providing postretirement benefits, such as health care and life insurance, is recognized as an expense as employees render service. See Note 8 for further disclosures with respect to postretirement benefits other than pensions.

IMPAIRMENT OF LOANS

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," require that an impaired mortgage loan's fair value be measured based on the present value of future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as an allowance for mortgage loan losses. The change in the allowance for mortgage loan losses is reported with realized gains or losses on investments. Interest income on impaired loans is recognized on a cash basis.

PENDING ACCOUNTING STANDARD

SFAS No. 130, "Reporting Comprehensive Income," will be adopted in 1998 and will require disclosure of comprehensive income which includes the change in unrealized investment gains and losses. The comprehensive income amount is expected to be more volatile than net income.

RECLASSIFICATION

Certain amounts for 1996 and 1995 have been reclassified to conform to the current year presentation.

2. DIVIDEND LIMITATIONS

Missouri has legislation that requires prior reporting of all dividends to the Director of Insurance. The Company, as a regulated life insurance company, may pay a dividend from unassigned surplus without the approval of the Missouri Department of Insurance if the aggregate of all dividends paid during the preceding 12-month period does not exceed the greater of 10% of statutory stockholder's equity at the end of the preceding calendar year or the statutory net gain from operations for the preceding calendar year. A portion of the statutory equity of the Company that is available for dividends would be subject to additional federal income taxes should distribution be made from "policyholders' surplus" (see Note 7).

As of December 31, 1997 and 1996, the Company's statutory stockholder's equity was $188,193,000 and $171,240,000, respectively. Statutory net gain from operations and net income for each of the three years in the period ended December 31, 1997 were as follows:



                                                                     YEAR ENDED DECEMBER 31
                                                             1997             1996             1995
                                                      -----------------------------------------------------
                                                                         (In Thousands)

Net gain from operations                                     $18,545           $10,898          $8,309
Net income                                                    14,540            10,381           9,418

3. INVESTMENT OPERATIONS

The Company's investments in securities are summarized as follows:



                                                                  DECEMBER 31, 1997

                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE

                                            ---------------------------------------------------------------
                                                                    (In Thousands)

Fixed maturities:

   U.S. Treasury securities and obligations of U.S. government corporations and

     agencies                                 $     67,406       $  1,233     $    (46)     $     68,593
   Obligations of states and political
     subdivisions                                   36,053          1,472           (9)           37,516
   Debt securities issued by foreign
     governments                                     3,975            121         (126)            3,970
   Corporate securities                            427,242          8,955       (2,004)          434,193
   Mortgage-backed securities                      755,467         10,153       (2,330)          763,290
   Redeemable preferred stocks                      18,315            206          (65)           18,456
                                            ---------------------------------------------------------------
Total                                            1,308,458         22,140       (4,580)        1,326,018
Equity securities                                   46,807         12,419       (1,420)           57,806
                                            ---------------------------------------------------------------
                                                $1,355,265        $34,559      $(6,000)       $1,383,824
                                            ===============================================================


3. INVESTMENT OPERATIONS (CONTINUED)



                                                                  DECEMBER 31, 1996

                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE

                                            ---------------------------------------------------------------
                                                                    (In Thousands)

Fixed maturities:

   U.S. Treasury securities and obligations of U.S. government corporations and

     agencies                                  $   119,125       $  1,571     $     (802)    $   119,894
   Obligations of states and political
     subdivisions                                   40,052            773            (93)         40,732
   Debt securities issued by foreign
     governments                                     4,471            166           (267)          4,370
   Corporate securities                            426,286          6,472         (3,786)        428,972
   Mortgage-backed securities                      687,455          6,031         (8,147)        685,339
   Redeemable preferred stocks                       9,499            157            (29)          9,627
                                            ---------------------------------------------------------------
Total                                            1,286,888         15,170        (13,124)      1,288,934
Equity securities                                   28,644          4,875         (1,169)         32,350
                                            ---------------------------------------------------------------
                                                $1,315,532        $20,045       $(14,293)     $1,321,284
                                            ===============================================================

The amortized cost and estimated fair value of fixed maturity securities at December 31, 1997, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities have not been set forth in the following table, as such securities are not due at a single maturity date:

                                                       AMORTIZED COST       FAIR VALUE

                                                     ------------------------------------
                                                               (In Thousands)

Due in one year or less                                 $     59,899      $     59,517
Due after one year through five years                        140,594           142,573
Due after five years through 10 years                        266,145           271,715
Due after 10 years                                            86,353            88,923
                                                     ------------------------------------
                                                             552,991           562,728
Mortgage-backed securities                                   755,467           763,290
                                                     ------------------------------------
Total fixed maturity securities                           $1,308,458        $1,326,018
                                                     ====================================


3. INVESTMENT OPERATIONS (CONTINUED)

The majority of the Company's mortgage loan portfolio is secured by real estate. The following table presents information about the location of the real estate that secures mortgage loans in the Company's portfolio:


                                     CARRYING AMOUNT AS OF DECEMBER 31,
                                          1997              1996

                                    ------------------------------------
                                              (In Thousands)

State:

   California                             $  71,675        $  68,399
   Arizona                                   65,030           51,515
   Texas                                     60,821           59,404
   Missouri                                  51,839           34,400
   Oklahoma                                  47,569           32,809
   Florida                                   42,549           30,790
   Washington                                39,824           34,614
   Utah                                      37,821           25,383
   Kansas                                    34,267           34,069
   Other                                    390,754          332,973
                                    ------------------------------------
                                           $842,149         $704,356
                                    ====================================

The following table lists the Company's investment in impaired mortgage loans and related allowance for credit losses at December 31. The table also includes the average recorded investment in impaired loans and interest income on impaired loans:



                                                                     1997          1996         1995
                                                                ------------------------------------------
                                                                              (In Thousands)

Impaired mortgage loans                                               $1,069        $2,516        $5,160
Allowance for credit losses                                              244           691         1,651
                                                                -------------------------------------------
Net recorded investment in impaired loans                            $   825        $1,825        $3,509
                                                                ===========================================

Average recorded investment in impaired loans                         $1,325        $2,667        $2,902
                                                                ===========================================

Interest income on impaired loans                                   $     57       $   115       $   403
                                                                ===========================================



3. INVESTMENT OPERATIONS (CONTINUED)

Bonds,  mortgage  loans,   preferred  stocks  and  common  stocks  approximating
$4,600,000 and $4,200,000 were on deposit with regulatory authorities at December 31, 1997 and 1996, respectively.

Set forth below is a summary of consolidated net investment income for the years ended December 31:



                                                               1997            1996            1995
                                                          -------------------------------------------------
                                                                           (In Thousands)

Fixed maturities:

   Bonds                                                       $  92,741      $  86,066       $  73,930
   Redeemable preferred stocks                                     1,309            814           1,176

Equity securities:

   Common stocks                                                     793            579             521
   Nonredeemable preferred stocks                                    541            438             330
Mortgage loans on real estate                                     66,053         52,973          41,770
Policy loans                                                       3,906          3,953           3,952
Short-term investments                                             2,955          3,016           4,779
Other                                                              1,223            269             340
                                                          -------------------------------------------------
                                                                 169,521        148,108         126,798
Less:

   Investment income from discontinued operations                      -              -             211
   Investment expenses                                             2,175          2,479           1,982
                                                          =================================================
Net investment income from continuing operations                $167,346       $145,629        $124,605
                                                          =================================================


3. INVESTMENT OPERATIONS (CONTINUED)

Realized gains (losses) on securities disposed of during 1997, 1996 and 1995 consisted of the following:


                                                           1997              1996              1995

                                                   --------------------------------------------------------
                                                                       (In Thousands)

Fixed maturity securities:

   Gross realized gains                                   $10,499              $7,953          $10,246
   Gross realized losses                                   (4,690)             (1,622)          (4,388)
Equity securities:

   Gross realized gains                                     3,204               2,001            1,789
   Gross realized losses                                     (777)                  -             (376)
Other investments                                          (3,115)             (2,426)          (2,981)
                                                   --------------------------------------------------------
Net realized gains                                       $  5,121              $5,906         $  4,290
                                                   ========================================================

Sales of investments in securities in 1997, 1996 and 1995, excluding maturities and calls, resulted in gross realized gains of $8,362,000, $9,798,800 and $11,887,000 and gross realized losses of $1,017,000, $1,290,500 and $4,564,000 respectively.

The net carrying value of nonincome-producing investments at December 31, 1996, which were nonincome producing during the year, consisted of mortgage loans of $1,293,000 and bonds of $1,200,000. There were no nonincome producing investments at December 31, 1997.

4. INVESTMENT CONTRACTS

The  carrying  amounts  and  fair  values  of  the  Company's   liabilities  for
investment-type insurance contracts (included with future policy benefits and contract account balances in the balance sheet) at December 31 are as follows:



                                                        1997                             1996
                                           -------------------------------- --------------------------------
                                               CARRYING         FAIR           CARRYING          FAIR
                                                AMOUNT          VALUE           AMOUNT          VALUE
                                           -------------------------------- --------------------------------
                                                                    (In Thousands)

Guaranteed investment contracts               $   660,782     $   662,281      $   596,499    $   598,241
Flexible and single premium
   deferred annuities                             539,616         516,343          501,322        480,085
Separate accounts                                  76,964          77,505                -              -
                                           -----------------------------------------------------------------
Total investment-type insurance
   contracts                                   $1,277,362      $1,256,129       $1,097,821     $1,078,326
                                           =================================================================

4. INVESTMENT CONTRACTS (CONTINUED)

Fair values of the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

5. COMMITMENTS AND CONTINGENCIES

The Company leases equipment and certain office facilities from others under operating leases through 2003. Certain other equipment and facilities are rented monthly. Rental expense amounted to $2,137,000, $2,117,000 and $2,742,000 for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997, the minimum future payments under noncancelable operating leases for each of the next five years and in the aggregate subsequent to 2002 are as follows:

1998                                              $1,093,000
1999                                                 945,000
2000                                                 491,000
2001                                                 386,000
2002                                                 168,000
Subsequent to 2002                                     2,000
                                            ===================
Total                                             $3,085,000

                                            ===================

Total outstanding commitments to fund mortgage loans were $74,496,000 and $46,735,000 at December 31, 1997 and 1996, respectively.

The Company and its subsidiaries are parties to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a materially adverse effect on the operations or financial position of the Company.

6. PROPERTY, EQUIPMENT AND SOFTWARE

A summary of property, equipment and software at December 31 and their respective depreciation rates is as follows:


                                                        RATE OF
                                                      DEPRECIATION            1997             1996
                                                   ------------------- ------------------------------------
                                                                                 (In Thousands)

Home office building, including land with

   a cost of $425,000                                      2%                 $23,158           $23,158
Other real estate not held-for-sale or
   rental                                                  4%                     973             1,126
Less accumulated depreciation                                                 (12,530)          (11,963)
                                                                       ------------------------------------
                                                                               11,601            12,321

Equipment and software                                   5%-33%                23,937            29,010
Less accumulated depreciation                                                 (18,785)          (22,441)
                                                                       ------------------------------------
                                                                                5,152             6,569
                                                                       ------------------------------------
Total property, equipment and software                                        $16,753           $18,890
                                                                       ====================================

7. FEDERAL INCOME TAXES

The components of the provision for income taxes and the temporary differences generating deferred income taxes for the years ended December 31 are as follows:



                                                                 1997           1996            1995
                                                            -----------------------------------------------
                                                                            (In Thousands)

Current                                                           $10,948       $  6,757       $  4,830

Deferred:

   Deferred policy acquisition costs                                  143          1,322          4,139
   Future policy benefits                                           3,783          2,424          4,010
   Accrual of discount                                                197            408            494
   Tax on realized gains greater than book                            571         (1,076)        (1,034)
   Recognition of tax effect previously  deferred on sale of
      affiliate stock in prior period                             (11,169)             -              -
   Employee benefit plans                                          (2,206)            86           (148)
   Other, net                                                         265            982           (436)
                                                            -----------------------------------------------
                                                                   (8,416)         4,146          7,025
                                                            -----------------------------------------------
Total                                                               2,532         10,903         11,855

Less taxes from discontinued operations:

   Current                                                              -           (149)         1,539
   Deferred                                                             -            884          1,813
                                                            -----------------------------------------------
                                                                        -            735          3,352
                                                            -----------------------------------------------
Total taxes from continuing operations                           $  2,532        $10,168       $  8,503
                                                            ===============================================

The Company did not record any valuation allowances against deferred tax assets at December 31, 1995, 1996 or 1997.

7. FEDERAL INCOME TAXES (CONTINUED)

Total taxes vary from the amounts computed by applying the federal income tax rate of 35% to earnings from continuing operations for the following reasons:



                                                                       1997         1996         1995
                                                                  -----------------------------------------
                                                                               (In Thousands)

Application of statutory rate to earnings before taxes

   on income                                                          $13,552      $  9,888       $8,375
Tax-exempt municipal bond interest and dividends
   received deductions                                                   (361)         (291)        (293)
Recognition of tax effect previously  deferred on sale of
   affiliate stock in a prior period                                  (11,169)            -            -
Other                                                                     510           571          421
                                                                  -----------------------------------------
                                                                     $  2,532       $10,168       $8,503
                                                                  =========================================

The significant components comprising the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:



                                                                         1997                 1996
                                                                 ------------------------------------------
Deferred tax liabilities:

   Deferred acquisition costs                                             $29,641              $27,426
   Tax effect of sale of affiliates stock                                       -               14,169
   Unrealized investment gains and losses                                   7,735                1,987
   Other                                                                    9,655                5,532
                                                                 ------------------------------------------
Total deferred tax liability                                               47,031               49,114

Deferred tax assets:

   Reserve for future policy benefits                                      21,411               23,012
   Accrued expenses                                                         8,504                6,636
   Other                                                                    4,872                4,554
                                                                 ------------------------------------------
Total deferred tax assets                                                  34,787               34,202
                                                                 ==========================================
Net deferred tax liability                                                $12,244              $14,912
                                                                 ==========================================

7. FEDERAL INCOME TAXES (CONTINUED)

Certain amounts that were not currently taxed under pre-1984 tax law were credited to a "policyholders' surplus" account. This account is frozen under the 1984 Tax Act and is taxable only when distributed to stockholders at which time it is taxed at regular corporate rates. The "policyholders' surplus" of the Company approximates $87,000,000. The Company has no present plan for distributing the amount in "policyholders' surplus." Consequently, no provision has been made in the consolidated financial statements for the taxes thereon. However, if such taxes were assessed, the amount of taxes payable would be approximately $30,000,000.

Earnings taxed on a current basis are accumulated in a "shareholder's surplus" account and can be distributed to the shareholder without tax. The shareholder's surplus amounted to approximately $247,000,000 at December 31, 1997.

8. BENEFIT PLANS

TRUSTEED EMPLOYEE RETIREMENT PLAN AND JONES & BABSON, INC. PENSION PLAN

The Company has a trusteed employee retirement plan for the benefit of salaried employees who have reached age 21 and who have completed one year of service. The plan, which is administered by an Employees' Retirement Committee consisting of at least three officers appointed by the Board of Directors of the Company, provides for normal retirement at age 65 or earlier retirement based on minimum age and service requirements. Retirement may be deferred to age 70. Upon retirement, the retirees receive monthly benefit payments from the plan's BMA group pension investment contract. During 1997, approximately $4.3 million of annual benefits were covered by a group pension investment contract issued by the Company. Assets of the plan, primarily equities, are held by three trustees appointed by the Board of Directors.

The Company's subsidiary, Jones & Babson, Inc., had a pension plan covering substantially all employees. As of January 5, 1995, that plan was merged into the trusteed plan for BMA salaried employees. The benefits for the Jones & Babson, Inc. employees in the merged plan were the same as provided in the previous Jones & Babson, Inc. pension plan. Effective January 1, 1997, the benefit formula for the Jones & Babson, Inc.

8. BENEFIT PLANS (CONTINUED)

employees was changed to be identical with the benefit formula used for BMA employees. All benefits accrued prior to January 1, 1997 have been preserved. Employees of the Company's subsidiary, BMA Financial Services, Inc., became eligible to participate in the Company's plan effective January 1, 1995.

The following table sets forth the plan's funded status at December 31:



                                                                                  1997           1996
                                                                             ------------------------------
                                                                                     (In Thousands)

Actuarial present value of accumulated benefit obligations:

   Vested                                                                         $ 50,968       $ 45,377
   Non-vested                                                                        1,397          1,296
                                                                             ------------------------------
Total                                                                             $ 52,365       $ 46,673
                                                                             ==============================

Projected benefit obligation for service rendered to date                         $(62,683)      $(57,186)
Plan assets at fair value                                                           85,605         79,679
                                                                             ------------------------------
Plan assets in excess of projected benefit obligation                               22,922         22,493

Unrecognized net gain from past experience different from that assumed

   and effects of changes in assumptions                                           (23,519)       (24,732)
Prior service cost not yet recognized in net periodic
   pension cost                                                                      2,034          2,607
Unrecognized net asset at January 1, 1987 being recognized over
   15 years                                                                         (1,177)        (1,471)
Adjustment to recognize minimum liability                                              (50)           (57)
                                                                             ------------------------------
Prepaid (accrued) pension cost                                                  $      210      $  (1,160)
                                                                             ==============================



                                                                     1997          1996           1995
                                                                --------------------------------------------
Net pension cost included the following components:

   Service cost - benefits earned during the period                  $  1,767        $1,797       $  1,758
   Interest cost on projected benefit obligation                        4,374         4,195          4,089
   Actual return on plan assets                                       (10,316)       (9,745)       (12,888)
   Net amortization and deferral                                        2,812         3,102          7,019
                                                                --------------------------------------------
Net pension benefit                                                  $ (1,363)      $  (651)    $      (22)
                                                                ============================================

8. BENEFIT PLANS (CONTINUED)

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 1997, 8% for 1996 and 7.5% for 1995, and the rate of increase in future compensation levels used was 5% for 1997, 5.5% for 1996 and 5% for 1995. The expected long-term rate of return on assets was 8% in 1997, 1996 and 1995.

SUPPLEMENTAL RETIREMENT PROGRAMS AND DEFERRED COMPENSATION PLAN

The Company has supplemental retirement programs for senior executive officers and for group sales managers and group sales persons who are participants in the trusteed retirement plan. These programs are not qualified under Section 401(a) of the Internal Revenue Code and are not prefunded. Benefits are paid directly by the Company as they become due. Benefits are equal to an amount computed on the same basis as under the trusteed retirement plan (except incentive compensation is included and limitations under Sections 401 and 415 of the Internal Revenue Code are not considered) less the actual benefit payable under the trusteed plan.

The Company also has a deferred compensation plan for the Company's managers that provides retirement benefits based on renewal premium income at retirement resulting from the sales unit developed by the manager. This program is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. As of January 1, 1987, the plan was frozen with respect to new entrants. Currently, there are two managers who have not retired and will be entitled to future benefits under the program. The actuarial present value of benefits shown below includes these active managers, as well as all managers who have retired and are entitled to benefits under the program.

8. BENEFIT PLANS (CONTINUED)

The following table sets forth the combined supplemental retirement programs' and deferred compensation plan's funded status at December 31:



                                                                                   1997          1996
                                                                              -----------------------------
                                                                                     (In Thousands)

Actuarial present value of accumulated benefit obligations:

   Vested                                                                        $   9,964     $   8,535
   Non-vested                                                                          136           234
                                                                              -----------------------------
Total                                                                             $ 10,100     $   8,769
                                                                              =============================


Projected benefit obligation for service rendered to date                         $(11,281)     $(10,178)
Unrecognized net loss from past experience different from that assumed
   and effects of changes in assumptions                                             2,260         1,319
Prior service cost not yet recognized in net periodic pension
   cost                                                                                678           856
Unrecognized net obligation at January 1, 1987 being recognized
   over 15 years                                                                       729           911
Adjustment required to recognize minimum liability                                  (2,486)       (1,677)
                                                                              -----------------------------
Accrued pension liability                                                         $(10,100)    $  (8,769)
                                                                              =============================



                                                                      1997          1996         1995
                                                                 ------------------------------------------
Net pension cost included the following components:

   Service cost - benefits earned during the period                  $   190       $   189       $   197
   Interest cost on projected benefit obligation                         783           761           651
   Net amortization and deferral                                         469           513           371
                                                                 ------------------------------------------
Net pension cost                                                      $1,442        $1,463        $1,219
                                                                 ==========================================

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 1997, 8% for 1996 and 7.5% for 1995. The rate of increase in future compensation levels used was 5% for 1997, 5.5% for 1996 and 5% for 1995.

8. BENEFIT PLANS (CONTINUED)

SAVINGS AND INVESTMENT PLANS

The Company has savings and investment plans qualifying under Section 401(k) of the Internal Revenue Code. Employees and sales representatives are eligible to participate after one year of service. Participant contributions are invested by the trustees for the plans at the direction of the participant in any one or more of four investment funds. The Company makes matching contributions in varying amounts. The Company's matching contributions amounted to $1,099,000 in 1997, $1,284,000 in 1996 and $1,336,000 in 1995. Participants are fully vested in the Company match after five years of service.

The Company has a field force retirement plan for the benefit of agents and managers. The plan is a defined contribution plan with contributions made entirely by the Company. Each agent or manager under a standard contract with one year of service with the Company is eligible to participate. The Company makes an annual contribution for each participant equal to 3% of eligible earnings up to the Social Security wage base and 6% of eligible earnings which are in excess of the Social Security wage base. Each participant is fully vested in his retirement account after five years of service. Assets of the plan are deposited in a retirement trust fund and maintained by the plan trustees who are appointed by the Company. The Company incurred costs related to this plan of $230,000 in 1997, $225,000 in 1996 and $420,000 in 1995.

DEFINED BENEFIT HEALTH CARE PLAN

In addition to the Company's other benefit plans, the Company sponsors an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees for whom the sum of the employee's age and years of service equals or exceeds 75, with a minimum age requirement of 50 and at least 10 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates a future cost-sharing arrangement with retirees that is consistent with the Company's past practices.

8. BENEFIT PLANS (CONTINUED)

The following table presents the plan's funded status at December 31:



                                                                               1997            1996
                                                                          ---------------------------------
                                                                                   (In Thousands)

Accumulated postretirement benefit obligation:

   Retirees                                                                     $  9,636        $10,199
   Active plan participants                                                        1,854          2,054
                                                                          ---------------------------------
                                                                                  11,490         12,253

Plan assets at fair value                                                              -              -

                                                                          ---------------------------------
Accumulated postretirement benefit obligation in excess of plan

   assets                                                                         11,490         12,253
Unrecognized net loss                                                               (268)          (125)
Unrecognized transition obligation                                                (4,872)        (5,199)
Unrecognized prior service costs                                                  (2,808)        (4,008)
                                                                          ---------------------------------
Accrued postretirement benefit cost                                             $  3,542       $  2,921
                                                                          =================================

Net periodic postretirement benefit cost includes the following components:



                                                                       1997         1996         1995
                                                                  -----------------------------------------
                                                                               (In Thousands)

Service cost                                                          $   122       $   118      $   153
Interest cost                                                             878           867          771
Amortization of transition obligation over 20 years                       327           327          511
Amortization of past service costs                                        407           407            -
                                                                  -----------------------------------------
Net periodic postretirement benefit cost                               $1,734        $1,719       $1,435
                                                                  =========================================

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) varies per year, equal to the maximum contractual increase of the Company's contribution. Because the Company's future contributions are contractually limited as discussed above, an increase in the health care cost trend rate has a minimal impact on expected benefit payments.

8. BENEFIT PLANS (CONTINUED)

The   weighted-average   discount  rate  used  in  determining  the  accumulated
postretirement benefit obligation was 7.25%, 7.5% and 7.5% at December 31, 1997, 1996 and 1995 respectively.

During the year ended December 31, 1995, the Company recognized a reduction in the accumulated postretirement benefit obligation of approximately $3,165,000 from a curtailment of the plan due to the disposal of its medical line of business. The decrease in the accumulated postretirement benefit obligation has been directly offset by a reduction of the remaining unrecognized transition obligation. The Company also adopted certain plan amendments during 1995 that resulted in an increase to the accumulated postretirement benefit obligation of approximately $4,415,000 related to prior service rendered by plan participants. This amount has been deferred and will be amortized over the remaining service period of active plan participants.

9. REINSURANCE

The Company actively solicits reinsurance from other companies. The Company also cedes portions of the insurance it writes as described in the next paragraph. The effect of reinsurance on premiums earned from continuing operations was as follows:


                                                                  1997           1996           1995
                                                             ----------------------------------------------
                                                                            (In Thousands)

Direct                                                            $118,192       $124,912       $153,476
Assumed                                                            134,541        116,154        102,212
Ceded                                                              (54,613)       (38,114)       (77,604)
                                                             ----------------------------------------------
Total net premium                                                  198,120        202,952        178,084
Less net premium from discontinued operations                            -              -            430
                                                             ----------------------------------------------
Total net premium from continuing operations                      $198,120       $202,952       $177,654
                                                             ==============================================

The Company reinsures with other companies portions of the insurance it writes, thereby limiting its exposure on larger risks. Normal retentions without reinsurance are $750,000 on an individual life policy, $750,000 on individual life insurance assumed and $200,000 on an individual life insured under a single group life policy. As of December 31, 1997, the Company had ceded to other life insurance companies individual life insurance in force of approximately $24.1 billion and group life of approximately $654 million.

9. REINSURANCE (CONTINUED)

Benefits and reserves ceded to other insurers amounted to $42,069,000, $28,132,000 and $53,672,000 during the years ended December 31, 1997, 1996 and
1995, respectively. At December 31, 1997 and 1996, policy reserves ceded to other insurers were $55,568,000 and $43,573,000, respectively. Claim reserves ceded amounted to $16,432,000 and $14,604,000 at December 31, 1997 and 1996,
respectively. The Company remains contingently liable on all reinsurance ceded by it to others. This contingent liability would become an actual liability in the event an assuming reinsurer should fail to perform its obligations under its reinsurance agreement with the Company.

10. RELATED-PARTY TRANSACTIONS

The Company reimburses Generali's U.S. branch for certain expenses incurred on the Company's behalf. These expenses were not material in 1997, 1996 or 1995. The Company retrocedes a portion of the life insurance it assumes to Generali. In accordance with this agreement, the Company ceded premiums of $873,000, $1,035,000 and $1,023,000 during 1997, 1996 and 1995, respectively. The Company ceded no claims during 1997, 1996 or 1995.

In 1995, the Company entered into a modified coinsurance agreement with Generali to cede 50% of certain single-premium deferred annuity contracts issued. In accordance with this agreement, $35 million, $60 million and $137 million in account balances were ceded to Generali in 1997, 1996 and 1995, respectively, and Generali loaned such amounts back to the Company. Account balances ceded and loaned back at December 31, 1997 and 1996 were $213 million and $193 million, respectively. The recoverable amount from Generali was offset against the loan. The net expense related to this agreement was $1,895,000, $1,344,000 and $136,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company held payables to Generali of $799,000 and $972,000 at December 31, 1997 and 1996, respectively.

11. STOCKHOLDER'S EQUITY

The components of the balance sheet caption "net unrealized gain on securities" in stockholder's equity are summarized as follows:



                                                                             1997              1996
                                                                       ------------------------------------
                                                                                 (In Thousands)

Net unrealized gains (losses) on securities:

   Fixed maturities                                                           $17,560           $2,046
   Equity securities                                                           10,999            3,706
   Securities held in separate account                                            334                -
                                                                       ------------------------------------
Net unrealized gains (losses)                                                  28,893            5,752

Adjustment to deferred policy acquisition costs                                (7,224)             (35)
Adjustment to unearned revenue reserve                                            430              (44)
Deferred income taxes                                                          (7,735)          (1,987)
                                                                       ------------------------------------
Net unrealized gains (losses)                                                 $14,364           $3,686
                                                                       ====================================


12. DISCONTINUED OPERATIONS

In June of 1994, the Company adopted a plan to dispose of its medical line of business. Accordingly, the medical line of business was considered a discontinued operation for the years ended 1996 and 1995, and the consolidated financial statements report separately the net assets and operating results of the discontinued operations.

During 1994, the Company entered into an agreement to dispose of the Company's Kansas and Missouri group medical business and sell the Company's wholly-owned HMO, BMA Selectcare. The transaction closed on December 31, 1994. The agreement provided for the full reinsurance of the Company's Kansas and Missouri group medical business through the renewal dates of the related group contracts. The estimated gain on disposal of this business was recorded in 1994. An additional gain of $661,000, net of tax, was recorded in 1995 reflecting various adjustments to initial estimates.

The Company also entered into an agreement during 1994 to dispose of the remainder of its medical line of business effective January 1, 1995. This transaction closed January 31, 1995 and, accordingly, was reflected in the 1995 financial statements. The agreement provided for the reinsurance of substantially all of the Company's remaining group and

12. DISCONTINUED OPERATIONS (CONTINUED)

individual medical business through the renewal dates of the related contracts. Under the agreement, the Company continued to remain primarily liable for claims, billing and receipts through the next anniversary dates of the policies reinsured. The estimated gain on disposal of this business of $5,694,000, net of income taxes, was recorded in 1995. An additional gain of $1,416,000, net of income taxes, was recorded in 1996 reflecting various adjustments to initial estimates.

13. IMPACT OF YEAR 2000 (UNAUDITED)

Some of the Company's computer systems were written using two digits rather than four to define the applicable year. As a result, those computer systems will not recognize the year 2000 which, if not corrected, could cause disruptions of operations, including, among other things, an inability to process transactions or engage in similar normal business activities.

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by late 1998 which is prior to any anticipated impact on its operating systems. Based on this plan, the Company does not believe that the costs to complete such system modifications or replacements will be material to the Company's financial statements.





                                   APPENDIX A
                          ILLUSTRATION OF POLICY VALUES

In order to show You how the Policy works, We created some hypothetical examples. We chose two males ages 45 and 55 and a female age 50. Our hypothetical insureds are in good health, do not smoke and qualify for preferred non-tobacco rates. The initial and Planned Premiums are shown in the upper left hand corner of each illustration. The Death Proceeds, Accumulation Values and Cash Surrender Values would be lower if the Primary Insured was in a standard non-tobacco, tobacco or special Rate Class since the cost of insurance charges would increase.

There are three illustrations -- all of which are based on the above. We also assumed that the underlying Investment Option had gross rates of return of 0%, 6%, 12%. This means that the underlying Investment Option would earn these rates of return before the deduction of the advisory fee and operating expenses. When these costs are taken into account, the net annual investment return rates (net of an average of approximately .905% for these charges) are approximately -.91%, 5.09% and 11.09%. (Version A of the illustrations below) When these costs are taken into account, the net annual investment return rates (net of an average of approximately .9462% for these charges) are approximately -.95%, 5.05% and 11.05%. (Version B of the illustrations below)

It is important to be aware that this illustration assumes a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of Your Policy. In order to properly show You how the Policy actually works, We calculated values for the Accumulation Value, Cash Surrender Value and the Death Proceeds. The Death Proceeds are the Death Benefit minus any outstanding loans and loan interest accrued. We used the charges We described in the Expenses Section of the Prospectus. These charges are: (1) Premium Charge; (2) Policy Charge (3) Risk Charge. We also deducted for the cost of insurance based on both the current charges and the guaranteed charges. The values also assume that each Investment Option will incur expenses annually which are assumed to be .905% (Version A below ) and .9462% (Version B below) of the average net assets of the Investment Option. This is the average in 1997 or estimated (for new Investment Options) through 1998. The illustration assumes no loans were taken.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the Premium grows if it was invested at 5% per year.

We will furnish You, upon request, a comparable personalized illustration reflecting the proposed insured's Age, Rate Class, Specified Amount, the Planned Premiums, and reflecting both the current cost of insurance and the guaranteed cost of insurance.

--------------------------------------------------------------------------------------------------
                              ILLUSTRATIONS - VERSION A


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                        MALE AGE 45 PREFERRED NON-TOBACCO

Planned Premium:  $1,980                                                   ASSUMING GUARANTEED CHARGES

------------------------------------------------------- -------------------------------------------------------------------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of

 Year         Interest
              Per Year

--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)

--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1            2,079         150,000         150,000           150,000           1,054             1,141           1,227

     2            4,262         150,000         150,000           150,000           2,234             2,477           2,732

     3            6,554         150,000         150,000           150,000           3,355             3,833           4,352

     4            8,961         150,000         150,000           150,000           4,417             5,205           6,098

     5           11,488         150,000         150,000           150,000           5,415             6,591           7,977

     6           14,141         150,000         150,000           150,000           6,348             7,988          10,002

     7           16,927         150,000         150,000           150,000           7,208             9,389          12,181

     8           19,853         150,000         150,000           150,000           7,986            10,785          14,522

     9           22,924         150,000         150,000           150,000           8,675            12,168          17,037

    10           26,149         150,000         150,000           150,000           9,265            13,526          19,735

    11           29,536         150,000         150,000           150,000           9,818            14,945          22,757

    12           33,092         150,000         150,000           150,000          10,256            16,329          26,020

    13           36,825         150,000         150,000           150,000          10,573            17,674          29,550

    14           40,746         150,000         150,000           150,000          10,759            18,970          33,377

    15           44,862         150,000         150,000           150,000          10,799            20,199          37,529

    16           49,184         150,000         150,000           150,000          10,677            21,345          42,039

    17           53,722         150,000         150,000           150,000          10,373            22,388          46,948

    18           58,487         150,000         150,000           150,000           9,862            23,300          52,297

    19           63,491         150,000         150,000           150,000           9,110            24,049          58,138

    20           68,744         150,000         150,000           150,000           8,084            24,597          64,533


          Initial Specified Amount:  $150,000
                 Death Benefit Option:  Level

----------------------------------------------
           Cash Surrender Value
       Assuming Hypothetical Gross
       Annual Investment Return of

---------------------------------------------
 0% Gross        6 % Gross        12% Gross
(-.91% Net)     (5.09% Net)      (11.09% Net)

-----------    -------------    -------------
       0                0                0

       0                2              257

     880            1,358            1,877

   1,942            2,730            3,623

   3,360            4,536            5,922

   4,689            6,329            8,343

   5,970            8,152           10,944

   7,168            9,967           13,705

   8,253           11,746           16,616

   9,265           13,526           19,735

   9,818           14,945           22,757

  10,256           16,329           26,020

  10,573           17,674           29,550

  10,759           18,970           33,377

  10,799           20,199           37,529

  10,677           21,345           42,039

  10,373           22,388           46,948

   9,862           23,300           52,297

   9,110           24,049           58,138

   8,084           24,597           64,533

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                        MALE AGE 45 PREFERRED NON-TOBACCO

Planned Premium:  $1,980                                                     ASSUMING CURRENT CHARGES

------------------------------------------------------- -------------------------------------------------------------------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of
 Year         Interest
              Per Year

--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)

--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           2,079          150,000         150,000           150,000           1,079             1,166           1,253

     2           4,262          150,000         150,000           150,000           2,361             2,611           2,871

     3           6,554          150,000         150,000           150,000           3,603             4,098           4,636

     4           8,961          150,000         150,000           150,000           4,806             5,632           6,564

     5          11,488          150,000         150,000           150,000           5,970             7,213           8,672

     6          14,141          150,000         150,000           150,000           7,095             8,844          10,981

     7          16,927          150,000         150,000           150,000           8,180            10,525          13,509

     8          19,853          150,000         150,000           150,000           9,224            12,258          16,280

     9          22,924          150,000         150,000           150,000          10,225            14,042          19,316

    10          26,149          150,000         150,000           150,000          11,180            15,877          22,644

    11          29,536          150,000         150,000           150,000          12,163            17,863          26,432

    12          33,092          150,000         150,000           150,000          13,095            19,911          30,603

    13          36,825          150,000         150,000           150,000          13,968            22,015          35,196

    14          40,746          150,000         150,000           150,000          14,785            24,183          40,265

    15          44,862          150,000         150,000           150,000          15,541            26,414          45,862

    16          49,184          150,000         150,000           150,000          16,172            28,650          51,998

    17          53,722          150,000         150,000           150,000          16,733            30,947          58,789

    18          58,487          150,000         150,000           150,000          17,231            33,316          66,322

    19          63,491          150,000         150,000           150,000          17,655            35,752          74,682

    20          68,744          150,000         150,000           150,000          18,005            38,261          83,974


            Initial Specified Amount:  $150,000
                   Death Benefit Option:  Level

------------------------------------------------
             Cash Surrender Value
         Assuming Hypothetical Gross
         Annual Investment Return of

-----------------------------------------------
 0 % Gross        6 % Gross        12% Gross
(-.91% Net)      (5.09% Net)      (11.09% Net)

-------------    -------------    -------------
         0                0                0

         0              136              396

     1,128            1,623            2,161

     2,331            3,157            4,089

     3,915            5,158            6,617

     5,436            7,185            9,322

     6,943            9,288           12,272

     8,407           11,440           15,462

     9,804           13,621           18,895

    11,180           15,877           22,644

    12,163           17,863           26,432

    13,095           19,911           30,603

    13,968           22,015           35,196

    14,785           24,183           40,265

    15,541           26,414           45,862

    16,172           28,650           51,998

    16,733           30,947           58,789

    17,231           33,316           66,322

    17,655           35,752           74,682

    18,005           38,261           83,974

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                        MALE AGE 55 PREFERRED NON-TOBACCO

Planned Premium:  $3,654                                                   ASSUMING GUARANTEED CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of
 Year         Interest
              Per Year

--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           3,837          150,000         150,000           150,000           1,956             2,116           2,276
     2           7,865          150,000         150,000           150,000           3,956             4,402           4,870
     3          12,095          150,000         150,000           150,000           5,815             6,681           7,624
     4          16,537          150,000         150,000           150,000           7,529             8,944          10,551
     5          21,200          150,000         150,000           150,000           9,084            11,178          13,657
     6          26,097          150,000         150,000           150,000          10,468            13,370          16,954
     7          31,238          150,000         150,000           150,000          11,667            15,503          20,455
     8          36,637          150,000         150,000           150,000          12,660            17,556          24,167
     9          42,306          150,000         150,000           150,000          13,420            19,502          28,100
    10          48,258          150,000         150,000           150,000          13,921            21,311          32,268
    11          54,507          150,000         150,000           150,000          14,253            23,112          36,906
    12          61,069          150,000         150,000           150,000          14,279            24,740          41,880
    13          67,959          150,000         150,000           150,000          13,967            26,167          47,238
    14          75,194          150,000         150,000           150,000          13,287            27,361          53,040
    15          82,790          150,000         150,000           150,000          12,194            28,278          59,357
    16          90,767          150,000         150,000           150,000          10,622            28,854          66,267
    17          99,142          150,000         150,000           150,000           8,397            28,931          73,815
    18         107,936          150,000         150,000           150,000           5,574            28,544          82,218
    19         117,169          150,000         150,000           150,000           1,923            27,485          91,592
    20         126,864                0         150,000           150,000               0            25,593         102,159


            Initial Specified Amount:  $150,000
                   Death Benefit Option:  Level

------------------------------------------------
             Cash Surrender Value
         Assuming Hypothetical Gross
         Annual Investment Return of
-----------------------------------------------
 0 % Gross        6 % Gross        12% Gross
(-.91% Net)      (5.09% Net)      (11.09% Net)
-------------    -------------    -------------
         0                0                0
       302              748            1,216
     2,161            3,027            3,970
     3,875            5,290            6,897
     6,051            8,145           10,624
     8,020           10,922           14,506
     9,840           13,676           18,628
    11,454           16,350           22,961
    12,799           18,881           27,479
    13,921           21,311           32,268
    14,253           23,112           36,906
    14,279           24,740           41,880
    13,967           26,167           47,238
    13,287           27,361           53,040
    12,194           28,278           59,357
    10,622           28,854           66,267
     8,397           28,931           73,815
     5,574           28,544           82,218
     1,923           27,485           91,592
         0           25,593          102,159

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                        MALE AGE 55 PREFERRED NON-TOBACCO

Planned Premium:  $3,654                                                     ASSUMING CURRENT CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of
 Year         Interest
              Per Year
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           3,837          150,000         150,000           150,000           2,263             2,432           2,602
     2           7,865          150,000         150,000           150,000           4,676             5,164           5,674
     3          12,095          150,000         150,000           150,000           7,001             7,967           9,015
     4          16,537          150,000         150,000           150,000           9,236            10,841          12,654
     5          21,200          150,000         150,000           150,000          11,378            13,786          16,619
     6          26,097          150,000         150,000           150,000          13,428            16,808          20,949
     7          31,238          150,000         150,000           150,000          15,379            19,904          25,681
     8          36,637          150,000         150,000           150,000          17,231            23,077          30,861
     9          42,306          150,000         150,000           150,000          18,975            26,324          36,535
    10          48,258          150,000         150,000           150,000          20,597            29,638          42,754
    11          54,507          150,000         150,000           150,000          22,217            33,194          49,828
    12          61,069          150,000         150,000           150,000          23,726            36,857          57,662
    13          67,959          150,000         150,000           150,000          25,119            40,638          66,358
    14          75,194          150,000         150,000           150,000          26,395            44,544          76,035
    15          82,790          150,000         150,000           150,000          27,534            48,575          86,821
    16          90,767          150,000         150,000           150,000          28,228            52,486          98,728
    17          99,142          150,000         150,000           150,000          28,727            56,499         112,089
    18         107,936          150,000         150,000           150,000          29,063            60,662         127,150
    19         117,169          150,000         150,000           157,117          29,221            64,986         144,144
    20         126,864          150,000         150,000           174,444          29,163            69,470         163,031


            Initial Specified Amount:  $150,000
                   Death Benefit Option:  Level

------------------------------------------------
             Cash Surrender Value
         Assuming Hypothetical Gross
         Annual Investment Return of

-----------------------------------------------
 0 % Gross        6 % Gross        12% Gross
(-.91% Net)      (5.09% Net)      (11.09% Net)

-------------    -------------    -------------
         0                0                0
     1,022            1,510            2,020
     3,347            4,313            5,361
     5,582            7,187            9,000
     8,345           10,753           13,586
    10,980           14,360           18,501
    13,552           18,077           23,854
    16,025           21,871           29,655
    18,354           25,703           35,914
    20,597           29,638           42,754
    22,217           33,194           49,828
    23,726           36,857           57,662
    25,119           40,638           66,358
    26,395           44,544           76,035
    27,534           48,575           86,821
    28,228           52,486           98,728
    28,727           56,499          112,089
    29,063           60,662          127,150
    29,221           64,986          144,144
    29,163           69,470          163,031

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                       FEMALE AGE 50 PREFERRED NON-TOBACCO

Planned Premium:  $2,232                                                   ASSUMING GUARANTEED CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of
 Year         Interest
              Per Year
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1         2,344          150,000         150,000           150,000           1,161             1,257           1,354
     2         4,804          150,000         150,000           150,000           2,441             2,712           2,995
     3         7,388          150,000         150,000           150,000           3,651             4,183           4,758
     4        10,101          150,000         150,000           150,000           4,793             5,663           6,648
     5        12,950          150,000         150,000           150,000           5,859             7,153           8,679
     6        15,941          150,000         150,000           150,000           6,849             8,650          10,864
     7        19,082          150,000         150,000           150,000           7,764            10,155          13,220
     8        22,379          150,000         150,000           150,000           8,604            11,668          15,769
     9        25,842          150,000         150,000           150,000           9,375            13,196          18,536
    10        29,478          150,000         150,000           150,000          10,072            14,735          21,544
    11        33,295          150,000         150,000           150,000          10,767            16,380          24,952
    12        37,303          150,000         150,000           150,000          11,368            18,028          28,670
    13        41,512          150,000         150,000           150,000          11,854            19,659          32,719
    14        45,931          150,000         150,000           150,000          12,198            21,246          37,119
    15        50,572          150,000         150,000           150,000          12,373            22,766          41,899
    16        55,444          150,000         150,000           150,000          12,367            24,204          47,106
    17        60,559          150,000         150,000           150,000          12,165            25,546          52,795
    18        65,931          150,000         150,000           150,000          11,763            26,789          59,041
    19        71,571          150,000         150,000           150,000          11,158            27,927          65,933
    20        77,493          150,000         150,000           150,000          10,333            28,944          73,564


            Initial Specified Amount:  $150,000
                   Death Benefit Option:  Level
------------------------------------------------
             Cash Surrender Value
         Assuming Hypothetical Gross
         Annual Investment Return of
-----------------------------------------------
 0 % Gross        6 % Gross        12% Gross
(-.91% Net)      (5.09% Net)      (11.09% Net)
-------------    -------------    -------------
       0                0                0
       0              201              484
   1,143            1,672            2,247
   2,282            3,152            4,137
   3,766            5,069            6,596
   5,166            6,967            9,181
   6,508            8,899           11,965
   7,776           10,840           14,941
   8,947           12,768           18,108
  10,072           14,735           21,544
  10,767           16,380           24,952
  11,368           18,028           28,670
  11,854           19,659           32,719
  12,198           21,246           37,119
  12,373           22,766           41,899
  12,367           24,204           47,106
  12,165           25,546           52,795
  11,763           26,789           59,041
  11,158           27,927           65,933
  10,333           28,944           73,564

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                                                                       BMA

                                                                         CLARITY VARIABLE UNIVERSAL LIFE
                                                                       FEMALE AGE 50 PREFERRED NON-TOBACCO

Planned Premium:  $2,232                                                     ASSUMING CURRENT CHARGES

 ------------------------------------------------------- ------------------------------------------------------------------- ------
              Premiums                       Death Proceeds                                   Accumulation Value
End of      Accumulated               Assuming Hypothetical Gross                        Assuming Hypothetical Gross
Policy         at 5%                  Annual Investment Return of                        Annual Investment Return of
 Year         Interest
              Per Year
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-.91% Net)      (5.09% Net)      (11.09% Net)     (-.91% Net)      (5.09% Net)      (11.09% Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           2,344           150,000         150,000           150,000           1,227             1,326           1,425
     2           4,804           150,000         150,000           150,000           2,658             2,939           3,234
     3           7,388           150,000         150,000           150,000           4,047             4,606           5,212
     4          10,101           150,000         150,000           150,000           5,394             6,325           7,375
     5          12,950           150,000         150,000           150,000           6,698             8,098           9,743
     6          15,941           150,000         150,000           150,000           7,959             9,928          12,336
     7          19,082           150,000         150,000           150,000           9,180            11,820          15,181
     8          22,379           150,000         150,000           150,000          10,361            13,776          18,307
     9          25,842           150,000         150,000           150,000          11,511            15,810          21,753
    10          29,478           150,000         150,000           150,000          12,629            17,922          25,552
    11          33,295           150,000         150,000           150,000          13,802            20,232          29,898
    12          37,303           150,000         150,000           150,000          14,942            22,639          34,710
    13          41,512           150,000         150,000           150,000          16,040            25,141          40,036
    14          45,931           150,000         150,000           150,000          17,080            27,727          45,919
    15          50,572           150,000         150,000           150,000          18,079            30,418          52,442
    16          55,444           150,000         150,000           150,000          18,976            33,165          59,634
    17          60,559           150,000         150,000           150,000          19,830            36,028          67,623
    18          65,931           150,000         150,000           150,000          20,639            39,010          76,503
    19          71,571           150,000         150,000           150,000          21,413            42,129          86,388
    20          77,493           150,000         150,000           150,000          22,154            45,396          97,401


            Initial Specified Amount:  $150,000
                   Death Benefit Option:  Level

------------------------------------------------
             Cash Surrender Value
         Assuming Hypothetical Gross
         Annual Investment Return of

-----------------------------------------------
 0 % Gross        6 % Gross        12% Gross
(-.91% Net)      (5.09% Net)      (11.09% Net)
-------------    -------------    -------------
          0                0                0
        147              428              723
      1,536            2,095            2,701
      2,883            3,814            4,864
      4,615            6,015            7,659
      6,276            8,245           10,653
      7,924           10,564           13,926
      9,533           12,948           17,479
     11,084           15,382           21,326
     12,629           17,922           25,552
     13,802           20,232           29,898
     14,942           22,639           34,710
     16,040           25,141           40,036
     17,080           27,727           45,919
     18,079           30,418           52,442
     18,976           33,165           59,634
     19,830           36,028           67,623
     20,639           39,010           76,503
     21,413           42,129           86,388
     22,154           45,396           97,401

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

--------------------------------------------------------------------------------


                              ILLUSTRATIONS - VERSION B

                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                        MALE AGE 45 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $1,980                                                   ASSUMING GUARANTEED CHARGES
------------------------------------------------------- ------------------------------------------------------------------- -
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    ---------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -----------
     1         2,079            150,000         150,000           150,000            1,054             1,140           1,226

     2         4,262            150,000         150,000           150,000            2,232             2,476           2,730

     3         6,554            150,000         150,000           150,000            3,352             3,829           4,349

     4         8,961            150,000         150,000           150,000            4,412             5,200           6,091

     5        11,488            150,000         150,000           150,000            5,408             6,582           7,966

     6        14,141            150,000         150,000           150,000            6,338             7,976           9,987

     7        16,927            150,000         150,000           150,000            7,195             9,372          12,160

     8        19,853            150,000         150,000           150,000            7,969            10,763          14,493

     9        22,924            150,000         150,000           150,000            8,655            12,139          16,998

    10        26,149            150,000         150,000           150,000            9,241            13,491          19,684

    11        29,536            150,000         150,000           150,000            9,790            14,901          22,692

    12        33,092            150,000         150,000           150,000           10,223            16,277          25,937

    13        36,825            150,000         150,000           150,000           10,535            17,612          29,447

    14        40,746            150,000         150,000           150,000           10,717            18,896          33,249

    15        44,862            150,000         150,000           150,000           10,753            20,113          37,371

    16        49,184            150,000         150,000           150,000           10,625            21,245          41,846

    17        53,722            150,000         150,000           150,000           10,317            22,272          46,713

    18        58,487            150,000         150,000           150,000            9,801            23,168          52,014

    19        63,491            150,000         150,000           150,000            9,045            23,898          57,797

    20        68,744            150,000         150,000           150,000            8,015            24,427          64,124





                INITIAL SPECIFIED AMOUNT:  $150,000
                       DEATH BENEFIT OPTION:  LEVEL
----------------------------------------------------
                 CASH SURRENDER VALUE
             ASSUMING HYPOTHETICAL GROSS
             ANNUAL INVESTMENT RETURN OF


    -----------------------------------------------
     0 % Gross        6 % Gross        12% Gross
    (-0.95%Net)       (5.05%Net)      (11.05%Net)
    -------------    -------------    -------------
             0               0                  0

             0               1                255

            877           1,354             1,874

          1,937           2,725             3,616

          3,353           4,528             5,912

          4,680           6,318             8,329

          5,957           8,135            10,922

          7,152           9,946            13,676

          8,234          11,719            16,577

          9,241          13,491            19,684

          9,790          14,901            22,692

         10,223          16,277            25,937

         10,535          17,612            29,447

         10,717          18,896            33,249

         10,753          20,113            37,371

         10,625          21,245            41,846

         10,317          22,272            46,713

          9,801          23,168            52,014

          9,045          23,898            57,797

          8,015          24,427            64,124

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                        MALE AGE 45 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $1,980                                                     ASSUMING CURRENT CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ----
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)

--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1          2,079           150,000         150,000           150,000            1,078             1,165           1,253

     2          4,262           150,000         150,000           150,000            2,360             2,609           2,869

     3          6,554           150,000         150,000           150,000            3,600             4,095           4,632

     4          8,961           150,000         150,000           150,000            4,801             5,626           6,557

     5         11,488           150,000         150,000           150,000            5,962             7,204           8,662

     6         14,141           150,000         150,000           150,000            7,084             8,831          10,965

     7         16,927           150,000         150,000           150,000            8,166            10,507          13,486

     8         19,853           150,000         150,000           150,000            9,206            12,234          16,248

     9         22,924           150,000         150,000           150,000           10,203            14,011          19,274

    10         26,149           150,000         150,000           150,000           11,153            15,838          22,589

    11         29,536           150,000         150,000           150,000           12,131            17,816          26,360

    12         33,092           150,000         150,000           150,000           13,058            19,853          30,512

    13         36,825           150,000         150,000           150,000           13,925            21,945          35,082

    14         40,746           150,000         150,000           150,000           14,736            24,100          40,123

    15         44,862           150,000         150,000           150,000           15,486            26,315          45,686

    16         49,184           150,000         150,000           150,000           16,110            28,535          51,783

    17         53,722           150,000         150,000           150,000           16,665            30,814          58,527

    18         58,487           150,000         150,000           150,000           17,155            33,161          66,004

    19         63,491           150,000         150,000           150,000           17,572            35,575          74,300

    20         68,744           150,000         150,000           150,000           17,915            38,059          83,516





              INITIAL SPECIFIED AMOUNT:  $150,000
                     DEATH BENEFIT OPTION:  LEVEL

--------------------------------------------------
               CASH SURRENDER VALUE
           ASSUMING HYPOTHETICAL GROSS
           ANNUAL INVESTMENT RETURN OF
  -----------------------------------------------
   0 % Gross        6 % Gross        12% Gross
  (-0.95%Net)       (5.05%Net)      (11.05%Net)

  -------------    -------------    -------------
           0               0                  0

           0              134               394

        1,125           1,620             2,157

        2,326           3,151             4,082

        3,908           5,149             6,607

        5,426           7,172             9,307

        6,929           9,269            12,249

        8,390          11,417            15,431

        9,783          13,591            18,853

       11,153          15,838            22,589

       12,131          17,816            26,360

       13,058          19,853            30,512

       13,925          21,945            35,082

       14,736          24,100            40,123

       15,486          26,315            45,686

       16,110          28,535            51,783

       16,665          30,814            58,527

       17,155          33,161            66,004

       17,572          35,575            74,300

       17,915          38,059            83,516

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                        MALE AGE 55 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $3,654                                                   ASSUMING GUARANTEED CHARGES
------------------------------------------------------- ------------------------------------------------------------------- -----
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           3,837          150,000         150,000           150,000            1,955             2,114           2,275
     2           7,865          150,000         150,000           150,000            3,953             4,399           4,867
     3          12,095          150,000         150,000           150,000            5,809             6,675           7,617
     4          16,537          150,000         150,000           150,000            7,520             8,934          10,539
     5          21,200          150,000         150,000           150,000            9,071            11,163          13,639
     6          26,097          150,000         150,000           150,000           10,451            13,348          16,927
     7          31,238          150,000         150,000           150,000           11,644            15,473          20,416
     8          36,637          150,000         150,000           150,000           12,631            17,518          24,114
     9          42,306          150,000         150,000           150,000           13,385            19,453          28,031
    10          48,258          150,000         150,000           150,000           13,879            21,250          32,177
    11          54,507          150,000         150,000           150,000           14,205            23,036          36,789
    12          61,069          150,000         150,000           150,000           14,223            24,649          41,732
    13          67,959          150,000         150,000           150,000           13,905            26,058          47,051
    14          75,194          150,000         150,000           150,000           13,217            27,232          52,807
    15          82,790          150,000         150,000           150,000           12,117            28,127          59,068
    16          90,767          150,000         150,000           150,000           10,537            28,678          65,911
    17          99,142          150,000         150,000           150,000            8,306            28,727          73,376
    18         107,936          150,000         150,000           150,000            5,476            28,308          81,680
    19         117,169          150,000         150,000           150,000            1,820            27,214          90,931
    20         126,864                0         150,000           150,000               0             25,282         101,349





              INITIAL SPECIFIED AMOUNT:  $150,000
                     DEATH BENEFIT OPTION:  LEVEL
--------------------------------------------------
               CASH SURRENDER VALUE
           ASSUMING HYPOTHETICAL GROSS
           ANNUAL INVESTMENT RETURN OF


  -----------------------------------------------
   0 % Gross        6 % Gross        12% Gross
  (-0.95%Net)       (5.05%Net)      (11.05%Net)
  -------------    -------------    -------------
           0                0                0
          299              745            1,213
        2,155            3,021            3,963
        3,866            5,280            6,885
        6,038            8,130           10,606
        8,002           10,899           14,479
        9,817           13,646           18,589
       11,425           16,312           22,909
       12,764           18,832           27,409
       13,879           21,250           32,177
       14,205           23,036           36,789
       14,223           24,649           41,732
       13,905           26,058           47,051
       13,217           27,232           52,807
       12,117           28,127           59,068
       10,537           28,678           65,911
        8,306           28,727           73,376
        5,476           28,308           81,680
        1,820           27,214           90,931
           0            25,282          101,349

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                        MALE AGE 55 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $3,654                                                     ASSUMING CURRENT CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ----
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           3,837          150,000         150,000            150,000           2,261             2,431           2,601
     2           7,865          150,000         150,000            150,000           4,673             5,161           5,670
     3          12,095          150,000         150,000            150,000           6,995             7,960           9,008
     4          16,537          150,000         150,000            150,000           9,226            10,829          12,641
     5          21,200          150,000         150,000            150,000          11,363            13,768          16,598
     6          26,097          150,000         150,000            150,000          13,407            16,782          20,918
     7          31,238          150,000         150,000            150,000          15,352            19,868          25,636
     8          36,637          150,000         150,000            150,000          17,197            23,031          30,799
     9          42,306          150,000         150,000            150,000          18,932            26,264          36,453
    10          48,258          150,000         150,000            150,000          20,546            29,564          42,646
    11          54,507          150,000         150,000            150,000          22,157            33,102          49,689
    12          61,069          150,000         150,000            150,000          23,655            36,745          57,484
    13          67,959          150,000         150,000            150,000          25,037            40,502          66,133
    14          75,194          150,000         150,000            150,000          26,302            44,383          75,754
    15          82,790          150,000         150,000            150,000          27,429            48,383          86,473
    16          90,767          150,000         150,000            150,000          28,110            52,260          98,298
    17          99,142          150,000         150,000            150,000          28,595            56,235         111,561
    18         107,936          150,000         150,000            150,000          28,917            60,355         126,505
    19         117,169          150,000         150,000            156,271          29,061            64,631         143,368
    20         126,864          150,000         150,000            173,461          28,988            69,061         162,114





             INITIAL SPECIFIED AMOUNT:  $150,000
                    DEATH BENEFIT OPTION:  LEVEL

-------------------------------------------------
              CASH SURRENDER VALUE
          ASSUMING HYPOTHETICAL GROSS
          ANNUAL INVESTMENT RETURN OF


 -----------------------------------------------
  0 % Gross        6 % Gross        12% Gross
 (-0.95%Net)       (5.05%Net)      (11.05%Net)
 -------------    -------------    -------------
          0               0                 0
       1,019            1,507            2,016
       3,341            4,306            5,354
       5,572            7,175            8,987
       8,330           10,735           13,565
      10,959           14,334           18,470
      13,525           18,041           23,809
      15,991           21,825           29,594
      18,311           25,643           35,832
      20,546           29,564           42,646
      22,157           33,102           49,689
      23,655           36,745           57,484
      25,037           40,502           66,133
      26,302           44,383           75,754
      27,429           48,383           86,473
      28,110           52,260           98,298
      28,595           56,235          111,561
      28,917           60,355          126,505
      29,061           64,631          143,368
      28,988           69,061          162,114

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                       FEMALE AGE 50 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $2,232                                                   ASSUMING GUARANTEED CHARGES

------------------------------------------------------- ------------------------------------------------------------------- -----
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           2,344          150,000         150,000           150,000            1,161             1,257           1,353
     2           4,804          150,000         150,000           150,000            2,439             2,710           2,993
     3           7,388          150,000         150,000           150,000            3,651             4,179           4,754
     4          10,101          150,000         150,000           150,000            4,788             5,657           6,641
     5          12,950          150,000         150,000           150,000            5,851             7,143           8,668
     6          15,941          150,000         150,000           150,000            6,838             8,636          10,847
     7          19,082          150,000         150,000           150,000            7,749            10,136          13,197
     8          22,379          150,000         150,000           150,000            8,586            11,644          15,737
     9          25,842          150,000         150,000           150,000            9,353            13,165          18,493
    10          29,478          150,000         150,000           150,000           10,046            14,696          21,488
    11          33,295          150,000         150,000           150,000           10,736            16,333          24,880
    12          37,303          150,000         150,000           150,000           11,332            17,971          28,579
    13          41,512          150,000         150,000           150,000           11,814            19,591          32,605
    14          45,931          150,000         150,000           150,000           12,152            21,165          36,977
    15          50,572          150,000         150,000           150,000           12,321            22,671          41,724
    16          55,444          150,000         150,000           150,000           12,309            24,093          46,892
    17          60,559          150,000         150,000           150,000           12,102            25,418          52,535
    18          65,931          150,000         150,000           150,000           11,695            26,641          58,726
    19          71,571          150,000         150,000           150,000           11,084            27,758          65,553
    20          77,493          150,000         150,000           150,000           10,254            28,752          73,108






              INITIAL SPECIFIED AMOUNT:  $150,000
                     DEATH BENEFIT OPTION:  LEVEL

--------------------------------------------------
               CASH SURRENDER VALUE
           ASSUMING HYPOTHETICAL GROSS
           ANNUAL INVESTMENT RETURN OF


  -----------------------------------------------
   0 % Gross        6 % Gross        12% Gross
  (-0.95%Net)       (5.05%Net)      (11.05%Net)
  -------------    -------------    -------------
           0                0                0
           0               199              482
        1,140            1,668            2,243
        2,277            3,146            4,130
        3,767            5,059            6,584
        5,156            6,954            9,165
        6,494            8,880           11,941
        7,757           10,815           14,908
        8,926           12,738           18,066
       10,046           14,696           21,488
       10,736           16,333           24,880
       11,332           17,971           28,579
       11,814           19,591           32,605
       12,152           21,165           36,977
       12,321           22,671           41,724
       12,309           24,093           46,892
       12,102           25,418           52,535
       11,695           26,641           58,726
       11,084           27,758           65,553
       10,254           28,752           73,108

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                                       BMA

                      ADVANTAGE VUL VARIABLE UNIVERSAL LIFE

                                                                       FEMALE AGE 50 PREFERRED NON-TOBACCO
PLANNED PREMIUM:  $2,232                                                     ASSUMING CURRENT CHARGES

------------------------------------------------------- ------------------------------------------------------------------- ---
              PREMIUMS                       DEATH PROCEEDS                                   ACCUMULATION VALUE
END OF      ACCUMULATED               ASSUMING HYPOTHETICAL GROSS                        ASSUMING HYPOTHETICAL GROSS
POLICY         AT 5%                  ANNUAL INVESTMENT RETURN OF                        ANNUAL INVESTMENT RETURN OF
 YEAR         INTEREST
              PER YEAR
--------    -------------    -----------------------------------------------    -----------------------------------------------
                              0 % Gross        6 % Gross        12% Gross        0 % Gross        6 % Gross        12% Gross
                             (-0.95%Net)       (5.05%Net)      (11.05%Net)      (-0.95%Net)       (5.05%Net)      (11.05%Net)
--------    -------------    -------------    -------------    -------------    -------------    -------------    -------------
     1           2,344          150,000         150,000           150,000            1,227             1,325           1,424
     2           4,804          150,000         150,000           150,000            2,656             2,937           3,232
     3           7,388          150,000         150,000           150,000            4,044             4,602           5,208
     4          10,101          150,000         150,000           150,000            5,388             6,318           7,368
     5          12,950          150,000         150,000           150,000            6,689             8,088           9,731
     6          15,941          150,000         150,000           150,000            7,947             9,913          12,318
     7          19,082          150,000         150,000           150,000            9,164            11,799          15,155
     8          22,379          150,000         150,000           150,000           10,341            13,749          18,272
     9          25,842          150,000         150,000           150,000           11,486            15,775          21,705
    10          29,478          150,000         150,000           150,000           12,599            17,878          25,489
    11          33,295          150,000         150,000           150,000           13,767            20,178          29,817
    12          37,303          150,000         150,000           150,000           14,900            22,573          34,608
    13          41,512          150,000         150,000           150,000           15,992            25,062          39,906
    14          45,931          150,000         150,000           150,000           17,025            27,633          45,758
    15          50,572          150,000         150,000           150,000           18,016            30,307          52,243
    16          55,444          150,000         150,000           150,000           18,905            33,035          59,390
    17          60,559          150,000         150,000           150,000           19,752            35,876          67,326
    18          65,931          150,000         150,000           150,000           20,552            38,834          76,143
    19          71,571          150,000         150,000           150,000           21,317            41,927          85,955
    20          77,493          150,000         150,000           150,000           22,050            45,164          96,881






              INITIAL SPECIFIED AMOUNT:  $150,000
                     DEATH BENEFIT OPTION:  LEVEL

--------------------------------------------------
               CASH SURRENDER VALUE
           ASSUMING HYPOTHETICAL GROSS
           ANNUAL INVESTMENT RETURN OF


  -----------------------------------------------
   0 % Gross        6 % Gross        12% Gross
  (-0.95%Net)       (5.05%Net)      (11.05%Net)
  -------------    -------------    -------------
           0                0                0
          145              426              721
        1,533            2,091            2,697
        2,877            3,807            4,857
        4,605            6,004            7,646
        6,265            8,231           10,635
        7,908           10,544           13,900
        9,512           12,921           17,443
       11,059           15,348           21,278
       12,599           17,878           25,489
       13,767           20,178           29,817
       14,900           22,573           34,608
       15,992           25,062           39,906
       17,025           27,633           45,758
       18,016           30,307           52,243
       18,905           33,035           59,390
       19,752           35,876           67,326
       20,552           38,834           76,143
       21,317           41,927           85,955
       22,050           45,164           96,881

The hypothetical investment rates of return shown in this illustration are for illustrative purposes only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment performance of the subaccounts selected by the policyowner.

The Death Proceeds, Accumulation Value and Cash Surrender Value for a policy would differ from those shown in this illustration if the actual gross annual rates of return averaged 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. The Death Proceeds, Accumulation Value and Cash Surrender Value would also be different if any policy loans or partial surrenders were made.

No representation can be made by BMA, the separate account or the underlying portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.




                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Business Men's Assurance Company of America ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article IV) provide that:

Section 1: Indemnification. Each person who is or was a Director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Corporation as a right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expense (including attorneys' fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a Director, officer or employee of the Corporation, or if serving at the request of the Corporation, as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this Bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the Corporation may have to make different or further indemnifications with respect to the same or different persons or classes of persons.

Without limiting the foregoing, the Corporation is authorized to enter into an agreement with any Director, officer or employee of the Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, that arises by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, whether or not such indemnification would otherwise be provided for in this Bylaw, except that no such agreement shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

   The facing sheet

   The Prospectus consisting of 131 pages.

   Undertakings to file reports.

   The signatures.

   Written consents of the following persons: Consent of Actuary

   The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1.         Resolution of the Board of Directors of the Company*
2.         Not Applicable
3.a.       Form of Co-Principal Underwriters' Agreement
3.b.       Form of Selling Agreements
3.c.       Schedule of Commissions
4.         Not Applicable
5.         Flexible Premium Adjustable Variable Life Insurance Policy*
6.a.       Articles of Incorporation of the Company*
6.b.       Bylaws of the Company*
7.         Not Applicable
8.         Form of Fund Participation Agreements
9.         Form of Reinsurance Agreement
10.        Application Form
11.        Powers of Attorney*

B.         Opinion and Consent of Counsel

C.         Consent of Actuary

D.         Consent of Independent Auditors

*Incorporated by reference to Form S-6 (File No. 333-52689) electronically filed on May 14, 1998.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Kansas City and State of Missouri on this 10th day of August, 1998.

                                            BMA VARIABLE LIFE ACCOUNT A
                                            Registrant

                                            By: BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA

                                            By: /s/ DAVID A. GATES
                                            ------------------------------


                                            BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA

                                            By: /S/ MICHAEL K. DEARDORFF
                                            ----------------------------


Attest:

/S/ VERNON W. VOORHEES II
----------------------------
(Name)

SENIOR VICE PRESIDENT & SECRETARY
----------------------------
Title



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                                             TITLE                                       DATE
---------                                             -----                                       ----

Giorgio Balzer*                             Director, Chairman of the Board                      8/10/98
-------------------------                                                                        -------
Giorgio Balzer                              and Chief Executive Officer                            Date

Thomas Morton Bloch*                        Director                                             8/10/98
-------------------------                                                                        -------
Thomas Morton Bloch                                                                                Date

Gianguido Castagno*                         Director                                             8/10/98
-------------------------                                                                        -------
Gianguido Castagno                                                                                 Date

William Thomas Grant II *                   Director                                             8/10/98
-------------------------                                                                        -------
William Thomas Grant II                                                                            Date

Donald Joyce Hall, Jr.*                     Director                                             8/10/98
-------------------------                                                                        -------
Donald Joyce Hall, Jr.                                                                             Date

Allan Drue Jennings*                        Director                                             8/10/98
-------------------------                                                                        -------
Allan Drue Jennings                                                                                Date

David Woods Kemper*                         Director                                             8/10/98
-------------------------                                                                        -------
David Woods Kemper                                                                                 Date

Giorgio Liveris*                            Director                                             8/10/98
-------------------------                                                                        -------
Giorgio Liveris                                                                                    Date

John Kessander Lundberg*                    Director                                             8/10/98
-------------------------                                                                        -------
John Kessander Lundberg                                                                            Date

John Pierre Mascotte*                       Director                                             8/10/98
-------------------------                                                                        -------
John Pierre Mascotte                                                                               Date

Giovanni Perissinotto*                      Director                                             8/10/98
-------------------------                                                                        -------
Giovanni Perissinotto                                                                              Date

/S/ ROBERT T. RAKICH*                       Director, President and Chief                        8/10/98
-------------------------                                                                        -------
Robert Thomas Rakich                        Operating Officer                                      Date

/S/ VERNON W. VOORHEES II                   Director, Senior Vice President -                    8/10/98
---------------------------                                                                      -------
Vernon Wirt Voorhees II                     Corporate Services & Secretary                         Date

/S/ DAVID L. HIGHLEY                        Senior Vice President & Chief                        8/10/98
-------------------------                                                                        -------
David Lee Higley                            Financial Officer                                      Date

/S/ SUSAN A. SWEENEY                        Vice President - Treasurer &                         8/13/98
-------------------------                                                                        -------
Susan Annette Sweeney                       Controller                                             Date

*By: /S/ VERNON W. VOORHEES II
    --------------------
     Attorney-in-Fact

*By: /S/ ROBERT T. RAKICH
     --------------------
     Attorney-in-Fact


                            INDEX TO EXHIBITS

EX-99.A.3.a.   Form of Co-Principal Underwriters' Agreement
EX-99.A.3.b.   Form of Selling Agreements
EX-99.A.3.c.   Schedule of Commissions
EX-99.A.8.     Form of Fund Participation Agreements
EX-99.A.9.     Form of Reinsurance Agreement
EX-99.A.10.    Application Form
EX-99.B.       Opinion and Consent of Counsel
EX-99.C.       Consent of Actuary
EX-99.D.       Consent of Independent Auditors